Filed Pursuant to Rule 253(g)(2)
File No. 024-11588

 OFFERING CIRCULAR DATED SEPTEMBER 23, 2021

BASIL STREET CAFÉ, INC.

2100 Geng Road, Palo Alto, CA 94303

(310) 742-4100

www.basilstreetpizza.com

UP TO 7,092,198 SHARES OF SERIES B PREFERRED STOCK AND UP TO 7,092,198 SHARES OF COMMON STOCK INTO WHICH THE SERIES B PREFERRED STOCK MAY CONVERT

Basil Street Café, Inc., a Delaware corporation, (the “Company”) is offering up to 7,092,198 shares of its Series B Preferred Stock (“Series B Preferred Stock”) at a price per share of $2.82, and up to 7,092,198 shares of its Common Stock (“Common Stock”) into which the Series B Preferred Stock may convert pursuant to the Company’s Fourth Amended and Restated Certificate of Incorporation (the “Charter”) (the “Offering”). The Company has engaged The Bryn Mawr Trust Company of Delaware as its escrow agent (the “Escrow Agent”) which shall hold funds tendered by investors and hold a series of closings by which the Company will receive the funds from the Escrow Agent and issue Series B Preferred Stock to investors, assuming the Company sells a minimum of $1,500,000 in securities.

	Price to Public	Underwriting Discounts and Commissions(1)		Proceeds to Issuer(2)	Proceeds to Other Persons
Per Share of Series B Preferred Stock	$2.82	$0.24	(3)	$2.58	$0.00
Per Share of Common Stock pursuant to Conversion of Series B Preferred Stock	N/A	N/A		$0.00	$0.00
Total (Minimum)	$1,500,000	$127,500		$1,372,500	$0.00
Total (Maximum)	$20,000,000	$1,625,000		$18,375,000	$0.00

(1)	The Company has engaged SI Securities, LLC to act as its sole and exclusive placement agent in connection with this Offering. See “Plan of Distribution” on page 14.

(2)	See “Use of Proceeds to Issuer” on page 16.

(3)	Note that the commission per share of $0.24 is calculated using a commission rate of 8.5%, which is then discounted to 7% on sales above $15,000,000.00.

The Company is following the “Offering Circular” format of disclosure under Regulation A+.

Sales of these securities will commence as soon as practicable following the qualification of this Offering Circular. The Offering will terminate at the earlier of the date (1) at which the maximum offering amount has been sold, (2) the Offering is earlier terminated by the Company at its sole discretion, or (3) one year from being qualified by the Commission.

In the event we have not sold the minimum amount of securities by the date that is one year from being qualified by the Commission or on which the Offering is earlier terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The Company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the Company. This Offering is on a “best efforts” basis. See “Securities Being Offered” on page 33.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company” on page 1.

Investing in our shares involves significant risks. See “Risk Factors” beginning on page 5.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE USE OF PROJECTIONS OR FORECASTS IN THIS OFFERING IS PROHIBITED. NO ONE IS PERMITTED TO MAKE ANY ORAL OR WRITTEN PREDICTIONS ABOUT THE CASH BENEFITS OR TAX CONSEQUENCES YOU WILL RECEIVE FROM YOUR INVESTMENT IN SHARES OF OUR SERIES B PREFERRED STOCK.

 TABLE OF CONTENTS

INTRODUCTORY COMMENTS	1
SUMMARY OF THE OFFERING	3
RISK FACTORS	5
DILUTION	12
PLAN OF DISTRIBUTION	14
USE OF PROCEEDS TO ISSUER	16
DESCRIPTION OF BUSINESS AND PROPERTY	17
DESCRIPTION OF THE BUSINESS	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	26
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	28
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	29
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	31
SECURITIES BEING OFFERED	32
PART F/S	F-1

i

INTRODUCTORY COMMENTS

In this Offering Circular, the terms the “Company”, “we”, or “us” refer to Basil Street Café, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

State Law Exemption and Investor Requirements

Our preferred shares will be offered and sold only to “qualified purchasers” (as defined in Regulation A). As a Tier 2 offering pursuant to Regulation A, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our preferred shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our shares are listed on a national securities exchange.

The preferred shares are offered only to “Qualified Purchasers”, which include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our preferred shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.0 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, the “JOBS Act”, and this status will be significant if and when we become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934 upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•
will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•
will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”); and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.0 billion in annual revenues, have more than $700 million market value of our Common Stock held by non-affiliates, or issue more than $1.0 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY OF THE OFFERING

This Summary of the Offering highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in the Company’s Series B Preferred Stock, you should carefully read this entire Offering Circular, including the Company’s financial statements and related notes. You should also consider, among other information, the matters described under “Risk Factors” beginning on page 5 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 22.

Company Overview

The Company was formed as a California limited liability company on August 21, 2015 by Roberto Villani and was converted to a Delaware corporation on January 14, 2016. Through the marriage of old-school pizza-making tradition and today’s technology, the Company has unlocked a way to serve a supremely satisfying pizza experience in the time it takes a customer to listen to their favorite song using its patented and patent-pending Automated Pizza Kitchen (the “APK”). The APK is a robotic vending machine that has the capacity to make, rapidly cook and distribute a 10-inch pie made from the finest ingredients in approximately three minutes at an initial price range from $5.95 to $14.95 based on the type of pizza and location. Additionally, the Company uses big data for the real-time analysis of foot traffic through facial and gender recognition to deliver relevant advertising and incentives to each viewer.

The Company’s principal executive office is located at 2100 Geng Road, Palo Alto, CA 94303.

The Offering

Securities offered:
Minimum of 531,915 shares of Series B Preferred Stock (including 531,915 shares of Common Stock into which they may convert).

Maximum of 7,092,198 shares of Series B Preferred Stock (including 7,092,198 shares of Common Stock into which they may convert).
Minimum Investment:
354 shares, or $998.28. SeedInvest Auto Invest Participants have a lower investment minimum of 70 shares of Series B Preferred Stock, or $197.40.
Securities outstanding before the Offering:
Common Stock
2,414,277 shares
Common Stock Warrants
2,961,781 shares
Stock Options (issued and outstanding)
589,658 shares
Stock Options (unissued)
554,441 shares
Preferred Stock
Series A-1 Preferred Stock
4,164,523 shares
Series A-2 Preferred Stock
2,406,081 shares
Series A-3 Preferred Stock
1,093,521 shares

Securities outstanding after the Offering (assuming maximum Offering amount):

Common Stock
2,414,277 shares
Common Stock Warrants
2,961,781 shares
Stock Options (issued and outstanding)
589,658 shares
Stock Options (unissued)
554,441 shares
Preferred Stock

Series A-1 Preferred Stock
4,164,523 shares
Series A-2 Preferred Stock
2,406,081 shares
Series A-3 Preferred Stock
1,093,521 shares
Series B Preferred Stock
7,092,198 shares
Use of Proceeds
The proceeds of this Offering will be used for product development and commercialization, engineering and personnel expenses, the repayment of debt, and working capital.

RISK FACTORS

The Commission requires the Company to identify significant factors that make the Offering speculative or substantially risky. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent or detect those attacks). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company’s Business and Industry

The COVID-19 pandemic may materially and adversely affect our business and operations. The impact on our business from the outbreak of the COVID-19 coronavirus is unknown at this time and difficult to predict. While vaccines are currently being administered in the United States and other countries throughout the world, at the current time the federal government and local states have instituted restrictions which could adversely affect the Company’s operations. The impact of COVID-19 has also created global supply chain challenges. These challenges create risk in the timing of delivery of kiosks and products. As outbreaks happen in certain areas of the supply chain it will create delays. Having redundancies in these areas to minimize timeline creep is not cost effective. Additionally, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. Other potential adverse effects of COVID-19 might include, for example, our ability to meet projected goals through the continued availability of our workforce; adverse impacts from new laws and regulations affecting our business or increased cyber risks and reliance on technology infrastructure to support our business and operations, including through remote-work protocols. The specific impact that COVID-19 could have on these risks remains uncertain.

We have a limited operating history and have not yet generated profits. Our entry into the market is relatively recent and we do not have a track record of involvement in the APK niche beyond a limited number of self-serve kiosks in the field at this time. The likelihood of creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The Company’s operates in a highly competitive market. In addition to competition from large well-established competitors in the food-service industry, including pizza franchises, we face competition from an array of food delivery concepts and aggregators delivering for quick service, using new delivery technologies or delivering for competitors who previously did not have delivery capabilities, some of which may have more effective marketing. The emergence or growth of competitors, in the pizza category or in the food service industry generally, could negatively impact demand for our APKs and future sales. As a result, our sales may be directly and negatively impacted by actions of our competitors, the emergence or growth of new competitors, consumer sentiment or other factors outside our control.

Changes in consumer preferences or discretionary consumer spending could adversely impact our results. Changes in consumer preferences and trends could negatively affect us (for example, changes in consumer perceptions of certain ingredients that could cause consumers to avoid pizza or some of its ingredients in favor of foods that are or are perceived as healthier, lower-calorie, or lower in carbohydrates or otherwise based on their ingredients or nutritional content). Preferences for a dining experience such as fast casual pizza concepts could also adversely affect our business and reduce the effectiveness of our marketing and technology initiatives. Also, our success depends to a significant extent on numerous factors affecting consumer confidence and discretionary consumer income and spending, such as general economic conditions, customer sentiment and the level of employment. Any factors that could cause consumers to spend less on food or shift to lower-priced products could reduce sales or inhibit our ability to maintain or increase pricing, which could adversely affect our operating results.

Food safety and quality concerns may negatively impact our business and profitability. Incidents or reports of food- or water-borne illness or other food safety issues, investigations or other actions by food safety regulators, food contamination or tampering, employee hygiene and cleanliness failures, improper employee conduct, or presence of communicable disease at our facilities or those of our suppliers could lead to product liability or other claims. If we were to experience any such incidents or reports, our brand and reputation could be negatively impacted. This could result in a significant decrease in customer traffic and could negatively impact our revenues and profits. Similar incidents or reports could likewise create negative publicity, which could negatively impact consumer behavior towards us. We rely on our suppliers to provide quality ingredients, provide proper storage of our products, and to comply with applicable laws and industry standards. A failure of one of our suppliers to meet our quality or storage standards, or meet food industry standards, could result in a disruption in our supply chain and negatively impact our brand and our results.

We may be adversely impacted by increases in the cost of food ingredients and other costs. We are exposed to fluctuations in prices of commodities. An increase in the cost or sustained high levels of the cost of cheese or other commodities could adversely affect the profitability of our operations, particularly if we are unable to increase the selling price of our products to offset increased costs. Cheese and other commodities can be subject to significant cost fluctuations due to weather, availability, transportation, global demand and other factors that are beyond our control. Additionally, increases in labor, mileage, insurance, fuel, and other costs could adversely affect the profitability of our business. Many of the factors affecting costs in our operations are beyond our control, and we may not be able to adequately mitigate these costs or pass along these costs to our customers, given the significant competitive pricing pressures we face.

Changes in privacy or data protection laws could adversely affect our ability to generate revenue. We expect to generate a significant portion of our revenue from targeted advertising to customers made possible by software in our APKs that analyzes foot traffic through facial and gender recognition. Any future restrictions in federal, state or foreign laws regarding marketing and solicitation or domestic or international data protection laws that govern these activities could adversely affect the continuing effectiveness of our targeted advertising and could impact the amount and timing of our revenues.

International operations are subject to increased risks and other factors that may make it more difficult to achieve or maintain profitability or meet planned growth rates. We currently only operate in the United States, but we anticipate expanding to other countries as our business grows. Any international operations could be negatively impacted by volatility and instability in international economic, political, security or health conditions in the countries in which the Company operates, especially in emerging markets. In addition, there are risks associated with differing business and social cultures and consumer preferences. We may face limited availability for APK self-service kiosk locations and higher location costs. We may be subject to difficulties in sourcing and importing high-quality ingredients (and ensuring food safety) in a cost-effective manner, hiring and retaining qualified team members, marketing effectively and adequately investing in information technology, especially in emerging markets. Our international operations will also be subject to additional risk factors, including import and export controls, compliance with anti-corruption and other foreign laws, difficulties enforcing our intellectual property and contract rights in foreign jurisdictions, and the imposition of increased or new tariffs or trade barriers. As we expand internationally, the risks related to our international operations will increase.

Sales made in international markets are denominated in local currencies, and fluctuations in the U.S. dollar occur relative to the local currencies. Accordingly, changes in currency exchange rates would cause our revenues, investment income and operating results to fluctuate. We may not be able to hedge our exposure to foreign currency fluctuations. Any international revenues and earnings may be adversely impacted as the U.S. dollar rises against foreign currencies because the local currency will translate into fewer U.S. dollars. Other items denominated in U.S. dollars, including product imports, may also become more expensive.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to invest in or adapt to technological developments or industry trends could harm our business. We rely heavily on information systems, including digital ordering solutions and point-of-sale processing in our APK self-service kiosks for data collection and payment systems for the collection of cash, credit and debit card transactions, and other processes and procedures. Our ability to efficiently and effectively manage our business depends on the reliability and capacity of these technology systems. We plan to continue to invest in enhancing and improving the functionality and features of our information technology systems. However, we cannot ensure that our initiatives will be beneficial to the extent, or within the timeframes, expected or that the estimated improvements will be realized as anticipated or at all. Our failure to adequately invest in new technology, adapt to technological developments and industry trends could result in a loss of customers. Additionally, we are in an environment where the technology life cycle is short and consumer technology demands are high, which requires continued reinvestment in technology that will increase the cost of doing business and will increase the risk that our technology may not be customer-centric or could become obsolete, inefficient or otherwise incompatible with other systems. To the extent that we rely upon third-party vendors, we are potentially exposed to more operational risk, including cyber and data privacy risks and governmental regulation compliance risks.

The Company anticipates continuing to sustain operating losses. It is anticipated that the Company will continue to sustain operating losses. Our ability to become profitable depends on success in placing APKs and growing a consumer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements, or other unforeseen difficulties. There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue as a going concern.

We may not be able to protect our intellectual property. Although we have received the rights to issued patents in the United States, we may not be successful in obtaining issued patents for currently pending technology patent applications in the United States or internationally. Our success will depend on our ability to secure additional patent protection for our core technologies and ability to enforce those patents. The patent applications that are pending may not result in issued patents. Even though the Company has issued patents and pending patent applications, an issued patent may later be narrowed, invalidated or held unenforceable for a variety of reasons. Further, the outsourcing of the manufacture of our APKs may result in the unauthorized use of our intellectual property and trade secrets.

A majority of the Company is owned by a small number of stockholders. Prior to the Offering, a small group of directors and executive officers and their related entities consisting of Deglin Kenealy, Thomas FitzGerald, John Laspia, Jeff Klemp and Robert Dalton owned or controlled through their affiliates approximately 34.8% of the Company’s outstanding voting securities. Even if we raise the maximum offering amount, these persons will continue to own or control approximately 20.4% of the Company’s outstanding voting securities immediately following the Offering. Subject to any fiduciary duties owed to our other stockholders or investors under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company’s management and policies. Some of these persons may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree. The concentration of share ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company or its stock. In addition, these stockholders could use their voting influence to maintain the Company’s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

Our success depends on the experience and skill of key members of our team. In particular, the Company is dependent on Deglin Kenealy, Jeff Klemp and John Laspia. The loss of any key member of the team could harm the Company’s business, financial condition, cash flow and results of operations. We cannot guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

Our failure to attract and retain highly qualified personnel in the future could harm our business. Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

The Company relies on third party service providers. The Company relies on third parties, and in particular on Commercial Automation LLC, a Nevada limited liability company (“Commercial Automation”), to provide a variety of essential business functions. It is possible some of these third parties will fail to perform their services or will not perform them to our expectations, which could have a material adverse impact on the Company.

The auditor included a “going concern” note in its audit report. We may not have enough funds to sustain the business until it becomes profitable. As of December 31, 2020, we sustained a net loss of $3,145,376 and had an accumulated deficit of $9,696,859. Even if we raise funds through this Offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

If we cannot raise sufficient capital in this Offering, we may need to raise additional capital. We are offering 7,092,198 shares of Series B Preferred Stock in an amount of up to $20,000,000 million in this Offering on a best-efforts basis and may not raise the complete amount. If the maximum amount is not raised, the Company will likely need to raise additional funds in the future in order to grow. If the Company raises a substantially lesser amount than the maximum raise, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” Additionally, there can be no assurance that we will be able to raise additional funds or be able to raise such funds on terms that are favorable to the Company.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Any valuation at this stage is difficult to assess. The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

Our business requires significant capital expenditures, and we may be unable to obtain needed capital or financing on satisfactory terms or at all. Our exploration, development, marketing, transportation and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of proceeds from equity offerings and proceeds from senior secured note offerings. We do not have commitments from third parties to contribute capital to us. Future cash flows are subject to a number of variables, including the level of demand for APKs, our ability to meet that demand and revenue generated from our APKs. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may have limited ability to obtain the additional capital necessary to sustain our operations at current levels. We may not be able to obtain debt or equity financing on terms favorable to us or at all.

We currently rely on third party financing of our APKs, and our business plan contemplates the continued use of such financing. We have purchased our APKs pursuant to financing arrangements with unrelated third parties. In the event that we default on our obligations under an outstanding financing agreement, then the underlying equipment may be subject to repossession. The loss of any such equipment may negatively impact our business. We intend to enter into similar financing arrangements with manufacturers and third party financing sources to purchase more APKs in the future. There can be no assurance that such financing will be available to us on terms acceptable to us or at all. In the event that financing is not available to us on terms acceptable to us, then our ability to purchase additional APKs would be restricted, which may negatively impact our business.

Our substantial indebtedness could adversely affect our financial health, restrict our activities, and affect our ability to meet our obligations. We have a significant amount of indebtedness relative to our revenue. We had approximately of $3.1 million of debt as of December 31, 2020, and we issued an additional $2.365 million of debt financing in Q1 2021. We expect to incur additional indebtedness to finance our operations in the future, including the purchase of new APKs. Our indebtedness may

▪	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations if a significant portion of our borrowings are at variable rates of interest;

▪
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends and other general corporate purposes;

▪	limit our ability to borrow additional funds to alleviate liquidity constraints, as a result of financial and other restrictive covenants in our credit and debt agreements;

▪	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

▪	place us at a competitive disadvantage relative to companies that have less indebtedness.

Our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate favorable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. Further, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with refinancing our debt. Downgrades in our credit ratings could also affect the terms of any such financing and restrict our ability to obtain additional financing in the future.

We are subject to certain financial covenants and other restrictions under our loan arrangements, which could affect our ability to finance future operations or capital needs or to engage in other business activities. Our loan agreements contain financial covenants and other covenants that restrict, among other things, our ability to incur additional debt, permit liens on pledged assets, make investments, make distributions to equity holders, prepay junior debt, engage in mergers or restructurings, and sell assets, any and all of which may restrict our ability to successfully execute on our business plan, our ability to operate our business, our liquidity and our results of operations. In addition, a breach of these covenants or the occurrence of certain other events could result in an event of default under the applicable debt instrument. Such a default, if not cured or waived, may allow the creditors to accelerate the related debt which and could trigger cross defaults under other agreements. Furthermore, if we were unable to repay the amounts due and payable under our credit facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness, which in some cases includes substantially all of our assets. If such a situation arises, our business and results of operations could be adversely affected.

Our business requires significant capital expenditures, and we may be unable to obtain needed capital or financing on satisfactory terms or at all. Our exploration, development, marketing, transportation and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of proceeds from equity offerings and proceeds from senior secured note offerings. We do not have commitments from third parties to contribute capital to us. Future cash flows are subject to a number of variables, including the level of demand for APKs, our ability to meet that demand and revenue generated from our APKs. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may have limited ability to obtain the additional capital necessary to sustain our operations at current levels. We may not be able to obtain debt or equity financing on terms favorable to us or at all.

Our Chief Operating Officer and Chief Technology Officer also own and operate Commercial Automation, which is responsible for the development of the APK and our proprietary oven solution and technology. Jeff Klemp, our COO and a member of our board of directors, is also the COO of, and has a fifty percent ownership interest in, Commercial Automation. John Laspia, our CTO, is also the CTO of, and holds a fifty percent ownership interest in, Commercial Automation. Commercial Automation was engaged by the Company to develop its APK and while all rights to the APK and the proprietary oven are owned by the Company, Commercial Automation owns the base Kiosk Management Software that the Company licenses for use in each APK. While there is a certain alignment of interests between the Company and Commercial Automation in that Messrs. Klemp and Laspia own equity in both companies, there may be instances in the future when those interests are no longer aligned. In such cases, Messrs. Klemp and Laspia may face a conflict in selecting between the Company and Commercial Automation. As a result, our business and results of operations could be materially adversely affected. We have not formulated a formal policy for the resolution of such conflicts.

The directors and executive officers of the Corporation also serve as directors and/or officers of, and investors in, other companies, and there exists the possibility for such directors and officers to be in a position of conflict. Certain of the officers and directors of the Company are and may in the future become involved in other business activities and opportunities. If a specific business opportunity becomes available, such person(s) may face a conflict in selecting between the Company and his or her other business interests. If such a conflict arises, our business and results of operations could be adversely affected.

Risks Related to this Offering and our Securities

The Offering price of our securities has been arbitrarily determined. Our management has determined the number and price of securities offered by the Company. The price of the shares we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our preferred stock and common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares of our Series B Preferred Stock. Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return could have a material adverse effect on our business, financial condition and results of operations.

There is no current market for our common stock or preferred stock. There is no formal marketplace for the resale of our common stock or preferred stock. These securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further transferees will need to be parties to certain agreements among the Company and its stockholders that place additional limitations on transfer, see “Securities Being Offered.” Since we have not yet established a trading forum for the common stock or preferred stock, there will be no simple method to know or determine what these securities are “worth” at any time.

Investors in this Offering will hold minority interests in the Company. Investors in this Offering will hold minority interests in the Company and will not be able to direct its operations. As discussed above, Deglin Kenealy, Thomas FitzGerald, John Laspia, Jeff Klemp and Robert Dalton own or control through their affiliates approximately 34.8% of the Company’s outstanding voting securities and will continue to own or control approximately 20.4% of the Company’s outstanding voting securities immediately following the Offering if we raise the maximum offering amount. These persons will therefore will have the ability to influence the outcome of any matter submitted to the Company’s stockholders, including the election of the Company’s board of directors.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for current and future employees, which affects the fully-diluted pre-money valuation for this Offering. The price per share of the Series B Preferred Stock has been calculated assuming a 3.91% post-money unallocated option pool, which may not account for all additional options the Company will issue after the Offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the Company over the 3.91% unallocated option pool may lower the value of your shares.

Effects of future offerings. Even if the maximum amount is raised in this Offering, the Company is likely to need additional capital in the future in order to grow. The Company cannot predict the size of future issuances of equity or debt instruments or other securities convertible into equity in connection with any such financing. Likewise, the Company cannot predict the effect, if any, that future issuances and sales of its securities will have on its existing stockholders. If the Company raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders.

Certain provisions of our Charter and of the agreements investors are required to execute in connection with this Offering will materially affect the rights of stockholders. These provisions include:

▪
Under the Charter, each holder of the Company’s Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock is converted or exchanged) has seven (7) calendar days after receipt of notice of any action subject to a vote of the holder in which to vote (whether by proxy, in person or by written consent) such shares. If the holder fails to vote within such notice period, the Company’s board of directors may be authorized to vote such holder’s shares of Preferred Stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) in alignment with the position voted for or consented to by the majority of Preferred Stock that casts a vote; provided, that if the Company does not receive votes representing at least one third (1/3) of the Preferred Stock entitled to vote the Board of Directors may be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors’ discretion and not necessarily in alignment with the position voted for or consented to by the majority of Preferred Stock that casts a vote.

▪
Pursuant to the Investment Agreements investors are required to execute in connection with this Offering (see “Securities Being Offered” on page 33), each holder of the Company’s Preferred Stock (or, if converted or exchanged, such class of stock into which the Preferred Stock is converted or exchanged) has seven (7) calendar days after receipt of notice of any action (including any waiver or amendment) for which the Company seeks to obtain approval or consent of the Stockholders pursuant to such Agreement. If the holder fails to respond within such notice period, the Company’s board of directors may be authorized to vote such holder’s shares of Preferred Stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) in alignment with the position voted for or consented to by the majority of all stockholder that casts a vote; provided, that if the Company does not receive votes representing at least one third (1/3) of the stockholders entitled to vote the Board of Directors may be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors’ discretion and not necessarily in alignment with the position voted for or consented to by the majority of stockholders that casts a vote.

▪
Pursuant to the Voting Agreement investors are required to execute in connection with this Offering (see “Securities Being Offered” on page 33), each investor and certain other stockholders of the Company will agree to grant an irrevocable voting proxy to the Company’s President, or his or her successor, pursuant to which the President will have sole authority to vote all shares of capital stock held by such stockholder to the extent the stockholder (i) fails to vote (whether by proxy, in person or by written consent) such shares or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner that is inconsistent with the terms of the Voting Agreement.

▪
The Voting Agreement contains a “drag-along” provision, pursuant to which investors who purchase Series B Preferred Stock may be required to participate in a sale of the Company (whether by merger, stock purchase or otherwise) provided that certain conditions are satisfied.

▪
Certain of our founders and existing investors carry certain special voting rights and rights with respect to the designation of directors for nomination and election to our board of directors. See “Securities Being Offered”.

You will need to maintain records of your investment for tax purposes. As with all investments in securities, if you sell our Series B Preferred Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker or custodian will not hold our Series B Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A), you will have to maintain your own records, and calculate the gain or loss on any later sales of your Series B Preferred Stock.

If you invest in this Offering, you will experience immediate and substantial dilution. The Offering price of our Series B Preferred Stock is higher than the pro forma net tangible book value per share issued and outstanding immediately after this Offering. Therefore, if you purchase shares of our Series B Preferred Stock in this Offering, you will experience immediate and substantial dilution. See “Dilution” in the following section.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the dilution that new investors will experience upon investment in the Company.

	1,500,000	10,000,000	20,000,000
	Raise	Raise	Raise
Price per share	$2.82	$2.82	$2.82
Shares issued	531,915	3,546,099	7,092,198
Capital raised	$1,500,000	$10,000,000	$20,000,000
Less: Offering costs[1]	$338,851	$1,061,351	$1,836,351
Net Offering proceeds to Company	$1,161,149	$8,938,649	$18,163,649
Net tangible book value pre-financing	$2,735,364	$2,735,364	$2,735,364
Share issued and outstanding pre-financing	10,078,402	10,078,402	10,078,402
Shares issued in financing from Company	531,915	3,546,099	7,092,198
Post financing shares issued and outstanding	10,610,317	13,624,501	17,170,600
Increase per share attributable to new investors[2]	$0.79	$0.79	$0.79
Net tangible book value per share after Offering	$0.37	$0.87	$1.22
Dilution per share to new investors	3.6%	20.0%	33.3%

Future Dilution

Dilution may also result from future actions by our Company, and specifically from any increase in the number of shares of the Company’s capital stock outstanding resulting from a stock offering (such as a public offering, a crowdfunding round, a venture capital round or an angel investment), employees exercising stock options, or conversion of certain instruments (such as convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

▪	In June 2021, an investor invests $20,000 for shares that represent 2% of a company valued at $1 million.

▪
In December 2021, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. The investor now owns only 1.3% of the company but the investor’s stake is worth $200,000.

▪
In June 2022, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). The investor now owns only 0.89% of the company and the investor’s stake is worth only $26,660.

The Offering costs assumed in the above table include up to $1,625,000 in commissions to SI Securities, LLC, up to $100,000 in estimated legal fees, up to $76,351 in estimated audit fees and up to $35,000 in estimated Edgarization fees incurred for this Offering.

The increase per share attributable to new investors is calculated using the price per share of $2.82 and the price per share of $2.0263, which represents the price per share to purchasers of the Series A-3 Preferred Stock subject to that certain Preferred Stock Purchase Agreement, dated as of February 5, 2021 (Exhibit 6.15).

Dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of our Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION
Plan of Distribution

The Company is offering a minimum of 531,915 shares of Series B Preferred Stock (representing $1,500,000 in gross proceeds) and up to 7,092,198 shares (representing $20,000,000 in gross proceeds). The minimum investment is 9,354 shares, or $998.28. SeedInvest Auto Invest Participants have a lower investment minimum of 70 shares of Series B Preferred Stock, or $197.40.

Assuming a maximum raise of $20,000,000, the net proceeds of this offering would be approximately $18,163,649 after subtracting estimated offering costs of $1,625,000 to SI Securities, LLC in commissions, $76,351 in audit fees, $35,000 in Edgarization fees and $100,000 in legal fees.

Assuming a raise of the minimum of $1,500,000, representing 7.5% of the maximum offering amount, the net proceeds of this offering would be approximately $1,161,149 after subtracting estimated offering costs of $127,500 to SI Securities, LLC in commissions, $76,351 in audit fees, $35,000 in Edgarization fees and $100,000 in legal fees.

The Company has engaged SI Securities, LLC (“SI Securities”), as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this Offering assuming maximum raise:

	Per Share
Public Offering price	$2.82
Placement Agent commissions	$0.23	(1)
Proceeds, before expenses, to us	$2.58

(1)	SI Securities will receive commissions of 8.5% of the first $15 million of Offering proceeds and 7.0% of any additional Offering proceeds.

Other Terms

Except as set forth above, the Company is not under any contractual obligation to engage SI Securities to provide any services to the Company after this Offering, and has no present intent to do so. However, SI Securities may, among other things, introduce the Company to potential target businesses or assist the Company in raising additional capital, as needs may arise in the future. If SI Securities provides services to the Company after this Offering, the Company may pay SI Securities fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, at the domain name www.seedinvest.com, to provide technology tools to allow for the sales of securities in this Offering. SI Securities will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our securities. This fee will be refunded in the event the Company does not reach its minimum fundraising goal. In addition, SI Securities may engage selling agents in connection with the Offering to assist with the placement of securities.

No Selling Securityholders

There are no selling securityholders in this Offering.

Transfer Agent and Registrar

VStock Transfer, LLC will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Investors’ Tender of Funds and Return of Funds

After the Commission has qualified the Offering Statement, the Company will accept tenders of funds to purchase the Series B Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the minimum offering amount has been met. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event we have not sold the minimum amount of shares by the date which is one year from this offering being qualified by the Commission or the Offering is sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the Company for its use.

In order to invest you will be required to subscribe to the Offering via the SI Securities website and agree to the terms of the Offering and the subscription agreement.
In the event that it takes some time for the Company to raise funds in this Offering, the Company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

In order to invest you will be required to subscribe to the Offering via the online platform and agree to the terms of the Offering, Series B Preferred Stock Subscription Agreement, and any other relevant exhibit attached thereto.

USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $20,000,000 of gross proceeds from the sale of securities under this Offering Circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $18,163,649, assuming our costs are approximately $1,836,351. The Company intends to use the net proceeds of this Offering to fund product development and commercialization, including the deployment of our APKs, engineering and personnel expenses, the repayment of debt, and working capital, including marketing expenses and general overhead.

If the Company raises less than maximum amount mentioned above, management will seek to allocate funds proportionately to optimize the Company’s financial performance and runway. Since the Company already has proof of concept and market validation with actual APKs generating sales, most of the funding secured will be used towards new APK units to scale revenue effectively.

If the Company only raises half of the maximum amount, APK deployment will likely be reduced by approximately 30-40%. At the same time, we will seek to optimize engineering personnel, marketing, operating expenses, and operating costs to prioritize growth.

If the Company only raises the minimum amount of $1,500,000, the Company will use the funds to support existing APKs and maintain supply chain commitments.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DESCRIPTION OF BUSINESS AND PROPERTY

Corporate History and Background

The Company was formed as a California limited liability company on August 21, 2015. On January 14, 2016, the Company was converted into a Delaware corporation. On February 7, 2020, the Company amended and restated its certificate of incorporation to increase the number of its authorized shares of capital stock to 10,493,000 shares of common stock, par value $0.01 per share, and to create a class of 6,610,000 shares of preferred stock, par value $0.01 per share, of which 4,200,000 shares we designated Series A-1 Preferred Stock and 2,410,000 shares were designated Series A-2 Preferred Stock. On March 27, 2020, the Company further amended and restated its certificate of Incorporation and on August 17, 2020, the Company further amended its certificate of incorporation to increase the number of its authorized shares of common stock to 12,493,000 shares. On February 5, 2021, the Company further amended and restated its certificate of incorporation to increase the number of its authorized shares of common stock to 16,328,000 shares and increase the number of its authorized shares of preferred stock to 8,840,000 shares, and to designate 2,230,000 shares of preferred stock as Series A-3 Preferred Stock, par value $0.01 per share. Prior to the commencement of the Offering, the Company will further amend and restate its certificate of incorporation to increase the number of its authorized shares of common stock to 23,404,128 shares and increase the number of its authorized shares of preferred stock to 15,932,198 shares, and to designate 7,092,198 shares of preferred stock as Series B Preferred Stock, par value $0.01 per share, which shares are being offered in the Offering.

On September 7, 2021, the name of the Company was changed from “Basil Street Cafe, Inc.” to “Basil Street Café, Inc.”

Our principal executive office is located at 2100 Geng Road, Palo Alto, CA 94303, and our telephone number is (310) 742-4100. Our website address is www.basilstreetpizza.com. The information on our website is not part of this Offering Circular.

DESCRIPTION OF THE BUSINESS

We sell freshly baked, delicious-tasting, brick-oven style, gourmet pizzas through our original concept patented and patent-pending APK. The APK is a robotic vending machine that can deliver a 10-inch pizza pie in approximately three minutes. We have developed different pizza offerings to meet the needs of each APK’s specific location. The type and price of each pizza will initially be between $5.95 to $14.95 depending on location.

The idea of self-interactive robotic kiosks has been a concept around the food industry for several years. What we now believe was missing from the implementation of this idea was a solution that perfected the cooking of the product, combined it with great recipes and great tasting ingredients, and utilized a robotic kiosk built to ensure field and supply chain optimization that allows for rapid deployment and scalability. Roberto Villani, a serial entrepreneur and businessman, formed the Company for the purpose of commercializing cooking capable kiosks in the United States. Mr. Villani realized that he would need content experts to develop the concept from idea to launch to deployment, so he brought on an experienced Silicon Valley finance executive, Deglin Kenealy, to create and execute on a plan for developing and commercializing the kiosks.

Mr. Kenealy brought together subject matter experts in speed oven engineering, robotic kiosk development, kiosk deployment, field operations, merchandising, supply chain, specialty retail, and pizza development. This collective expertise came together and successfully developed our APK. The APK is a self-interactive robotic kiosk that utilizes a patented and proprietary automated cooking system. This solution allows the APK to rapidly deliver great-tasting, perfectly cooked, brick-oven style, on-demand pizza. The Company’s APK solution consists of: a three-element, non-microwave speed oven; a frozen storage solution to minimize field supply chain costs; a touchscreen interactive order terminal; a large digital display for advertising and focused communications; a customer status interaction queuing screen; and a dispensing shoot. The APK takes approximately three minutes to cook a 10-inch pizza. Each APK can dispense three unique pies with varieties rotated through the APK based on the consumer demographics and demand at that specific location.

We monitor each APK in real-time at a central location through a process we term “heartbeat” monitoring, which monitors more than thirty measurements of APK performance including inventory, freezer and oven temperature and motor pitch. The APK also has predictive learning capabilities that allow us to monitor the APK and schedule maintenance in order to reduce service disruption. Each APK can store over 140 pizzas. The APK has been built in a modular, quick-connect fashion which allows the Company to make different versions of the unit to fit the location environment and allow for rapid issue resolution in the field.

Additionally, each APK uses big data for real-time foot traffic analysis through a character recognition solution to deliver more relevant advertising and incentives specific to each viewer. The APK’s camera gathers the general characteristics of a person who approaches the APK including height, weight and gender. The data is used to present each person an advertisement that may be appropriate to the individual. This data is not stored, retained or shared by the Company.

The global COVID-19 pandemic has made consumers more sensitive to the risks of exposure to viruses and other pathogens. Our technology allows customers to operate the APK through their phones to reduce the risk of exposure and help alleviate customers’ safety and sanitation concerns. Each customer can receive a cooked pizza, untouched by human hands, from the time it is ordered until the customer takes the pizza from the APK. We believe this will create more demand for our APKs, particularly in locations where the risk of exposure is higher, such as airports, factories and large office buildings.

We are receiving significant demand from locations requesting to place our APKs. Various locations and distribution intermediaries are requesting our units and various financial arrangements could be included.

The Company has five APKs currently in service and has ordered an additional 50 APKs that we expect will be ready for deployment by the end of October 2021. Subject to the successful completion of this Offering, the Company plans to order an additional 50 APKs that we expect will be ready for deployment by the end of 2021. We have already received inquiries from numerous third parties interested in placing our APKs at various locations including; airports, resorts, casinos, theme parks, universities, manufacturing and distributing centers and large office complexes. The Company is in active negotiations with some of these third parties and has reached an agreement in principle with certain of them for the deployment of over 100 APKs subject to mutual agreement on financial and other terms. The Company has already screened and qualified a sufficient pipeline of sites to meet its 2021 APK deployment schedule. To meet the demand and provide high quality and reliable APKs, we have contracted production of APKs to Celestica, a global manufacturing leader with global manufacturing facilities.

1.	Revenue Model

Currently, the Company has five revenue producing APKs in multiple locations across the United States. The Company expects to generate revenue from pizzas sales and advertising. We may also choose to work with large third party retailers, food production companies, or other companies in the United States, Europe, Latin America and Canada on brand extension or “white label” solutions by licensing our technology while continuing to seek revenue through ongoing pizza sales.
Pizza prices are expected to fall within a range of $5.95 - $14.95 based on the type of pizza and APK location. This pricing was tested during the Company’s pilot program, which evaluated critical factors such as traffic, location, pricing, variety and consumer demographics.
Advertisement is expected to roll out Q4 of 2021, and the Company expects to generate 1% - 3% of APK revenues through this channel. These expectations are based on market research and conversations with potential clients.

2.	Industry

The global pizza market was an estimated $154 billion in 2019 and is expected to reach $233.3 billion by 2023. Pizza sales is the highest growing segment of the United States food industry, with $46.9 billion in revenue in 2019 and a compound annual growth rate (CAGR) of 3.9%. Major factors driving growth in the fast-food pizza market include the growing urban population, escalating disposable income and increasing youth population. Other factors driving market growth are inclining demand for frozen pizza, expanding topping choices by pizza restaurants, an increase in demand for specialty pizza, and the growing adoption of social media advertising tools.

The global intelligent vending machine market is expected to reach $26.8 billion by 2024. Major factors driving the market growth include the increasing adoption of vending machines to enhance the customer shopping experience and the growing demand for an advanced vending machine with inventory and transaction management and digital advertising features.

Geographically, North America is expected to hold the largest market share due to the increasing adoption of self-service technology and the emergence of new business models. However, the Asia-Pacific region is expected to witness the highest CAGR as these vending machines are becoming a major distribution channel for fast-moving consumer goods in that region.

Product innovation is gaining momentum in food preparation in general and in the hot/cooked self-serve kiosk market in particular. Miso Robotics, Chowbotics and Yo-Kai Express have all successfully entered the market of food automation. We believe that our proprietary technology, innovative cooking process, readiness to fully commercialize and business model place us well ahead of our competitors in the hot/cooked self-serve kiosk market.

3.	Plan of Operations

Assuming the Company reaches its goal of raising $20 million, we expect to have over 500 APKs in operation prior to the end of 2022 and commitments to approach 1,000 APKs. We expect each APK will generate approximately $50,000 in revenue over a full year of operation. As of the date of this Offering Circular, the Company is under contract to produce 50 APKs and expects to have them operational in various locations in the United States by the end of October 2021. We are also negotiating with various groups to provide our technology in Europe, Latin America and Canada. All our projections are exclusive of any agreements for operations outside of the United States.

To effectively fund our business plan, we will need to raise additional capital including the proceeds from this Offering. However, there can be no assurance that the Company will be able to raise sufficient capital on terms acceptable to the Company to complete any or all of these objectives.

4.	Competition

The key players we are aware of currently operating in the North American pizza self-serve kiosk market include the PizzaATM and Pizza Forno. Additional companies who we know or believe are developing pizza vending machines or similar products include Piestro, Inc., Let’s Pizza, Sitos srl, WonderpizzaUSA, LLC, Pizzapaesana, BETA Automation, Pizza ATM Inc., Tombstone, Gizmodo, Dr. Oetker, Jin He Shi Ye, and SHIOK! Pizza, Pompei’s and Cierreci S.R.L.

While the hot/cooked self-serve kiosk market is not well established, the Company also faces competition from large well-established players in the food-service industry, including pizza franchises, as well as from an array of food delivery concepts and aggregators delivering for quick service, using new delivery technologies or delivering for competitors who previously did not have delivery capabilities.
We believe our business plan differs from the competitors in a few critical respects. Some companies plan to make money by selling their units to companies or individuals who would then sell their own pizza. We believe we are now in a position to be able to sell our pizza through direct placements within the United States and have plans to utilize our technology outside of the United States in the future. The Company intends to earn revenue by continually selling pizza instead of selling its APK. We have also made the strategic decision to make our pizzas fresh and then flash freeze them. We believe that this enhances consumer safety and reduces the time required to keep each APK clean. Finally, our APK has been built with supply chain optimization in mind, which will allow for a rapid deployment of new APKs and allow us to quickly ramp up growth throughout the United States and beyond.

5.	Litigation

In 2015, the Company entered into a mutual nondisclosure and non-circumvention agreement (the “NDA”) with a consulting firm for the purpose of exploring business opportunities of mutual interest, including the development and commercialization of an automated-pizza kiosk based on technology belonging to a third party with which the consulting firm had an existing relationship. The Company ultimately decided to partner with Commercial Automation for the development of its own APK and did not pursue development of an automated-pizza kiosk with the consulting company. However, the Company subsequently entered into a consulting agreement with the same consulting firm pursuant to which the Company would issue to the consulting firm warrants to purchase shares of the Company’s capital stock subject to specific commercial deliverables which the Company has not received. On November 30, 2020, the Company was contacted by an attorney representing the consulting firm. The attorney alleged that the Company had breached its obligations under the NDA, demanded the Company issue the consulting firm shares of the Company’s capital stock equal to fifteen percent (15%) of the Company’s total outstanding capital as liquidated damages, and threatened to commence immediate legal action if the parties were unable to come to a resolution. The Company has not resolved the dispute with the consulting firm and, to the Company’s knowledge, no legal action has been initiated by the consulting firm. The Company believes the consulting firm’s claims are without merit.

As of the date of this Offering Circular, we are not aware of any other proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

6.	Human Capital Resources

The human capital objectives we focus on in managing our business include attracting, developing, and retaining key personnel. Our employees are critical to the success of our organization and the Company is committed to supporting our employees’ professional development. We believe our management team has the experience necessary to effectively implement our growth strategy and continue to drive stockholder value.
As of the date of this Offering Circular, we have four (4) full-time and no part-time employees. We believe we enjoy good employee relations. None of our employees are members of any labor union, and we are not a party to any collective bargaining agreement.

7.	Government Regulation

We believe we are in compliance with applicable federal, state and other regulations and that we have compliance programs in place to ensure compliance going forward. There are no regulatory notifications or actions pending.

8.	Real Property

The Company does not own any physical location. The Company currently leases its corporate headquarters in Palo Alto, California pursuant to a lease for an initial term ending on April 30, 2022 at a cost at $1,209 per month. We believe our current offices are sufficient in size for current and near-term future operations.

9.	Intellectual Property

The Company is dependent on the following intellectual property:

PATENTS
Jurisdiction	Title	Application/ Registration No.	File Date	Issue Date
WIPO	Food Product Storage and Vending Kiosk	PCT/US2018/059852	Nov. 8, 2018
JP	Food Product Storage and Vending Kiosk	JP2020544591A	Nov 8, 2018
EU	Food Product Storage and Vending Kiosk	EP18876248.8A	Nov. 8, 2018
AU	Food Product Storage and Vending Kiosk	AU2018366134A	Nov. 8, 2018
CA	Food Product Storage and Vending Kiosk	CA3093586A	Nov. 8, 2018
UAE	Food Product Storage and Vending Kiosk	P6000660/2020	Nov. 8, 2018
MX	Food Product Storage and Vending Kiosk	MX/a/2020/004760	Nov. 8, 2018
HK	Food Product Storage and Vending Kiosk	62021026078.7	Nov. 8, 2018
US	Food Product Storage and Vending Kiosk	10,818,123	Nov. 8, 2018	Oct. 27, 2020
US	Food Product Storage and Vending Kiosk	17/034,516	Sept. 28, 2020

TRADEMARKS
Jurisdiction	Title	Application/ Registration No.	File Date	Reg. Date
US	APK AUTOMATED PIZZA KITCHEN	6,251,738	Mar 29, 2018	Jan. 19, 2021
US	BASIL STREET	6,319,098	Aug. 14, 2020	Apr. 13, 2021
US	BASIL STREET & Design	6,319,099	Aug. 14, 2020	Apr. 13, 2021
US	Basil Leaf Design	6,319,100	Aug. 14, 2020	Apr. 13, 2021

There are currently nine pending patents, all directed to the APKs. All claim priority to U.S. Provisional Patent Application No. 62/583,123, filed November 8, 2017. In the United States, there is one issued patent (U.S. Patent No. 10,818,123, issued October 27, 2020) and one pending application (U.S. Application No. 17/034,516, filed September 28, 2020), which is a continuation-in-part (CIP) of the application that became the ‘123 patent. The CIP has published and is awaiting examination to begin. Outside the United States, there are seven pending applications, all awaiting examination. Six are National Phase Applications of PCT International Phase Application No. PCT/US18/59852 in the following Patent Cooperation Treaty members: United Arab Emirates, Australia, Canada, European Patent Convention, Japan, and Mexico. The seventh is an application in Hong Kong, which is a registration of the European Patent Convention application.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

We currently generate revenue from our operations through pizza sales.

The Company’s revenues are generated primarily from pizza sales. The Company hopes this source of revenue grows in coming years, although such growth and additional revenues are not assured and may not occur. In the aggregate, total Company revenues totaled $0 for the year ended December 31, 2018 and 2019. The lack of revenues during these years is due to the Company focusing on research and development in both years. For the year ended December 31, 2020, the Company reached sales of $35,961 with 5 units in the field during the global pandemic. The Company expects to place approximately 100 APKs in the field by the end of 2021 depending on funds raised.

1.	Costs of Goods Sold

The Company’s cost of goods sold includes costs incurred in acquiring pizza to be sold. Costs associated with products are recognized at the time of the sale. For the year ended December 31, 2020, the costs of goods sold totaled $21,212 with a 41% gross margin. Realizing that any pilot program is generally more expensive than a full-scale rollout, we expect to exceed the 2020 realized gross margins as we move forward. For the years ended December 31, 2019 and 2018, there was no cost of goods sold as there were no sales.

2.	Operating Expenses

For the year ended December 31, 2020, marketing expenses increased to $71,625 from $45,217, research and development costs decreased to $1,476,804 from $1,546,796, salaries increased to $346,581 from $317,644, professional services increased to $446,762 from $274,801, depreciation and amortization increased to $130,605 from $15,119, as compared to the year ended December 31, 2019. Research and development decreased slightly due to minor APKs adjustments. The increase in salaries is due to raises for cost of living. The increase in marketing expenses is principally due to the deployment of the first APKs during 2020 and initial sales. The increase in professional services is mostly due to outsourced accounting, finance and legal expenses. The increase in depreciation and amortization is due to the amortization of software. For the year ended December 31, 2021, the Company expects to increase the operating expenses to $6,634,994 due to the large number of APKs deployed.

During the year ended December 31, 2019, Research and Development costs increased to $1,546,796 from $565,162, Salaries increased to $317,644 from $291,527, Marketing expenses decreased to $45,217 from $146,474, Professional services increased to $274,801 from $123,637, Depreciation and Amortization decreased to $15,119 from $21,024, as compared to the year ended December 31, 2018. The increase in research and development is due to the Company developing products to bring to market. The increase in salaries is due to raises for cost of living. The decrease in marketing expense is primarily due to the Company developing products in the current year, this will increase when the products are ready for sale to the public. The increase in professional services is mostly due to the Company outsourcing engineering and operational costs. The decrease in depreciation and amortization is due to older assets being fully depreciated in the prior year.

General and Administrative expenses consist primarily of utilities, office and administrative expenses, insurance, travel and entertainment, taxes, repairs and maintenance, and facilities expenses. During the year ended December 31, 2020, General and Administrative expenses increased to $466,254 from $147,766 for the year ended December 31, 2019. This increase is primarily due to postage and delivery, IT expenses, HR consulting and other personnel expenses. During the year ended December 31, 2019, General and Administrative expenses increased by $60,713 as compared to the year ended December 31, 2018. This increase is primarily due to the Company’s increasing travel and entertainment expenses and certain damaged/donated inventory which was written off during 2019.

3.	Other Expense

During the year ended December 31, 2020, other expense decreased to $220,694 from $389,143 primarily due to the conversion of convertible debt to equity in 2020. The Company forecasts other expense during the year ended December 31, 2021, to increase to $628,436 due to new debt interest expenses primarily due to APK deployment. During the year ended December 31, 2019, other expense totaled $389,143, which consisted entirely of interest expense. During the year ended December 31, 2018, other expense totaled $201,421. Interest expense has increased primarily due to the Company entering into additional notes and convertible notes in the current year.

4.	Net Loss

As a result of the changes in revenues and expenses noted above, our net loss for 2020 increased from $2,737,286 to $3,145,376 and our net loss for 2021 is expected to be $6,530,086. Our net loss increased from $1,437,098 in the year ended December 31, 2018, to $2,737,286 in the year ended December 31, 2019.

5.	Liquidity and Capital Resources

Working Capital is defined as current assets minus current liabilities. As of end for the fiscal year ended December 31, 2020, the Company had negative working capital of $693,028 and net losses of $3,145,376, respectively, versus negative working capital of $8,087,417 and a net loss of $2,737,286 for the fiscal year ended December 31, 2019, respectively. The Company has incurred losses since inception of $9,696,859 and $6,551,483 for the fiscal years ended December 31, 2020 and 2019, respectively.

The Company had cash of $1,987,028 as of December 31, 2020 as to compared to $40,719 as of December 31, 2019. The cash provided by financing activities was $6,137,524 during the year ended December 31, 2020 and was $2,772,448 during the year ended December 31, 2019.

The future of the Company as an operating business will depend on its ability to obtain sufficient capital contributions and/or financing as may be required to sustain its operations. Management’s plan to address these issues includes a continued exercise of tight cost controls to conserve cash and obtaining additional debt and/or equity financing.

As the Company continues activities, it will continue to experience net negative cash flows from operations, pending receipt of significant revenues that generate a positive sales margin.

The Company expects that additional operating losses will occur until net margins gained from sales revenue is sufficient to offset the costs incurred for marketing, sales and product development. Until the Company has achieved a sales level sufficient to break even, it will not be self-sustaining or be competitive in the areas in which it intends to operate.

In addition, the Company will require substantial additional funds to continue production and installation of additional APKs and to fully implement its marketing plans.

As of December 31, 2020, cash amounted to $1,987,028. We anticipate substantial increases in our cash requirements which will require additional capital to be generated from the sale of Common Stock, the sale of Preferred Stock, equipment financing, debt financing and bank borrowings, to the extent available, or other forms of financing to the extent necessary to augment our working capital. In the event we cannot obtain the necessary capital to pursue our strategic business plan, we may have to significantly curtail our operations. This would materially impact our ability to continue operations. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

Recent global events, as well as domestic economic factors, have recently limited the access of many companies to both debt and equity financings. As such, no assurance can be made that financing will be available or available on terms acceptable to the Company, and, if available, it may take either the form of debt or equity. In either case, any financing will have a negative impact on our financial condition and will likely result in an immediate and substantial dilution to our existing stockholders.

Management considered these conditions to be significant and developed a comprehensive plan to mitigate these conditions, as follows.

1.
The Company is working on establishing ongoing source of revenues sufficient to cover its operating costs. The Company placed five APKs in service in 2020 and is planning to have approximately 100 APKs in service by the end of 2021.

2.
The Company raised additional funds in early 2021. As of May 31, 2021, the Company had approximately $3.3 million in cash, including $2.365 million raised in its most recent financing that occurred in February 2021. However, the Company has $5.25 million of outstanding secured debt that matures in September 2021. While the Company expects to be able to extend the maturity date of the notes, if necessary, the extension is contingent on certain factors.

3.	The Company will continue capital raising activities to finance the business.

4.	The Company exercises a tight control over spending and plans to obtain additional financing in the summer of 2021.

The future of the Company as an operating business will depend on the success of management plans and its ability to (1) extend the maturity of the convertible notes and/or obtain sufficient capital contributions and/or financing as may be required to sustain its operations, (2) achieve adequate revenues from APK businesses (3) exercise tight cost controls to conserve cash.

While management expects to have sufficient liquidity over the period of at least next twelve (12) months from the report date, the ability of the Company to continue as a going concern is dependent upon its continued ability to successfully accomplish the plans described in the preceding paragraph. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. There can be no assurance that the Company will be successful in accomplishing its objectives.

6.	Plan of Operations

The Company successfully deployed five revenue-producing APK units in the latter part of 2020. With these five units, the Company learned a great deal regarding the importance of foot traffic, location, pricing, variety, demographics and consumer preferences.

If the Company raises the maximum amount outlined in the “Use of Proceeds,” we will use the proceeds to have approximately 500 APKs operating through 2022, allowing the Company to ramp up revenues and scale its operations. We will also use funds to increase significant engineering and personnel-related expenses to support the Company’s technology and scaling operations. The Company projects that the proceeds will satisfy all cash requirements to implement the plan of operations and reach sustainability. Additionally, raising more than the minimum offering will allow the Company to hasten the development of additional features, which could result in additional revenue from customers.

If the Company raises less than the maximum amount, the Company is well-positioned to use the funds efficiently to optimize for APK deployment and financial results. Through Q1 of 2021, the Company made a significant investment and purchased 50 APK units expected to begin generating revenue in the coming months. With the reduced additional funding secured through this offering, the Company will purchase fewer units than initially budgeted but still secure robust growth and market positioning relative to the competition.

We are a well-positioned robotics and automated retail pizza company that has secured sufficient funding to operate, scale and perform in the market. The funding secured in this Offering will help scale the Company and we expect that it will serve to position us as a market leader in this disruptive market.

7.	Trend Information

Currently, the Company has five revenue-producing units in the field. The Company has been actively testing pricing, different pizza flavors, rotating unit locations, marketing initiatives, and learning about customer preferences. All units are now having favorable uptime and minimal maintenance requirements.

The Company has purchased 50 new APK units which we expect will be ready to be deployed by the end of October 2021. There has been significant preparation for this rollout, including prospecting site locations, developing a robust marketing strategy, securing supply chain, and working with operations/production to secure on-time delivery of these units. The Company has also secured the significant and sought-after NFS International food and beverage product certification and UL global safety certification, allowing us to deploy APKs in high-traffic, open, public locations such as airports and hospitals.

It is expected that the Company will run into operating issues and delays throughout the process of deploying and operating its APKs. The Company could face other challenges including production delays, procurement of hardware components, increased capital expenditures, and adjustments in marketing/promotional efforts to optimize for better sales growth.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Deglin F. Kenealy	Chief Executive Officer, President, Secretary, Treasurer	54	President from May 31, 2016; CEO, Secretary and Treasurer from August 19, 2020	N/A
Jeffrey C. Klemp	Chief Operating Officer	51	From August 19, 2020	N/A
John Laspia	Chief Technology Officer	56	From August 19, 2020	N/A

Directors:
Deglin F. Kenealy	Director	54	From May 31, 2016
Robert H. Dalton	Director	61	From March 27, 2020
Thomas F. FitzGerald	Director	61	From March 27, 2020
Jeffrey C. Klemp	Director	51	From August 19, 2020

Deglin F. Kenealy, Chief Executive Officer and Director

Mr. Kenealy has served as a director since May 31, 2016 and as our Chief Executive Officer since August 19, 2020, previously holding the title of President from May 31, 2016. From July 2010 through July 2015, Mr. Kenealy served as Chief Executive Officer of Osborne Partners Capital Management. From December 1993 until 2004, Mr. Kenealy served as the founder of Fisher Investments Private Client Group, where he grew the Group from $1 Billion in Assets Under Management (AUM) with $10 million in recurring revenue to a firm that had over $20 Billion in AUM and over $180 Million in recurring revenue during his ten-year tenure. An experienced Angel Investor, he serves on a host of both corporate and charitable boards including TRX and formerly, Osborne Partners. Mr. Kenealy received a B.S. in Business and Finance from California State Polytechnic University (Pomona) and a M.S. in Business Administration from Stanford University’s Graduate School of Business. We believe that Mr. Kenealy’s past experiences managing large operations make him an ideal candidate to serve as the Company’s Chief Executive Officer.

Jeffrey C. Klemp, Chief Operating Officer and Director

Mr. Klemp has served as our Chief Operating Officer and a director since August 19, 2020. Mr. Klemp also serves as the Chief Operating Officer for Commercial Automation – an advanced developer of proprietary kiosk solutions, which role he has had since that company’s formation and pre organization. Mr. Klemp has more than 25 years of specialty retail expertise, with past leadership roles in store operations, supply-chain, manufacturing, engineering, procurement, and quality control for Fortune 500 and startup companies. He was the Sr. Vice President of Operations and led new store openings, kiosk deployments, and field and supply chain operations for a multibillion-dollar specialty retail company. He was responsible for the fulfillment and store operations of over 3,800 specialty retail stores with more than 35,000 associates. Mr. Klemp received a B.A. in Economics from the University of Kansas and a M.B.A. from Baker University. We believe that he is uniquely qualified to serve as COO based on his retail background and kiosk development expertise.

John Laspia, Chief Technology Officer

Mr. Laspia has served as our Chief Technology Officer since August 19, 2020. Mr. Laspia also serves as CTO for Commercial Automation – an advanced developer of proprietary kiosk solutions, a role he has had since 2014. At Commercial Automation, he leads a team of twelve engineers who specialize in providing solutions in the field of commercial automation. He designed and built successful retail concepts that were used at Blockbuster, Point360/MovieQ, Albertsons, Movie Galley, Hollywood Video, Blackhawk, Wherehouse Entertainment and Hollywood Entertainment. At Wherehouse, he developed proprietary trading software for music, games and movies, including a virtual distribution center for fulfillment of product to 650 stores. The GameZone concept at Movie Gallery generated $660 million in sales in its second year. Mr. Laspia also built a U.S. gaming metadata database for Muze, currently being used by eBay, Half.com, Best Buy and other companies. Mr. Laspia received a B.A. in Philosophy from UCLA. We believe that Mr. Laspia’s knowledge of the industry makes him an ideal candidate to serve as the Company’s Chief Technology Officer.

Robert H. Dalton, Director

Robert Dalton is a retired 32-year veteran of Deloitte Consulting with a breadth of experience in both client service and firm leadership positions. Mr. Dalton has served as a member of the board of directors of Perceptics LLC, a developer and manufacturer of automated license plate recognition equipment since June 2011 and also serves as a director of the United Way of the Low Country, South Carolina. Mr. Dalton received a B.S. in Engineering from Bucknell University and a M.B.A. from University of North Carolina at Chapel Hill. We believe that Mr. Dalton’s engineering and consulting background and leadership experience make him an ideal candidate to serve as a director of the Company.

Thomas F. FitzGerald, Director

Thomas FitzGerald has over twenty-five years of public, private, and investment banking experience. In 2009, Mr. FitzGerald founded Verde Energy USA Holdings, LLC and served as CEO and President through July 2017 when the company was acquired by Spark Energy, Inc. for $98.0 million. Under Mr. FitzGerald’s leadership, Verde grew rapidly to become a leading retail energy supplier of electricity and natural gas serving over 1.3 million customers in eight states and thirty-six utility markets employing over 250 FTEs. Prior to founding Verde, Mr. FitzGerald held executive investment and finance leadership positions with Goodrich Capital LLC and several venture capital-backed private companies in the Health Information, Home Services, and Financial Services industries. Earlier, Mr. FitzGerald held senior financial and corporate audit executive positions with some of the most respected companies in the world including, the Engelhard Corporation (acquired by BASF), ACNielsen (Spinoff IPO from The Dun & Bradstreet Corporation), and The Dun & Bradstreet Corporation. Mr. FitzGerald received a B.S. in Accounting from the Loyola University (Chicago). We believe that Mr. FitzGerald’s expertise in investment banking and business operations makes him an ideal candidate to serve as a director of the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The annual compensation of each of the three highest-paid persons, who served as our directors or executive officers of the Company during the fiscal year ended December 31, 2020, is as follows:

Name	Capacity in which compensation was received	Cash Compensation ($)	Other Compensation ($)*	Total Compensation ($)
Deglin F. Kenealy	CEO	$23,660	$0	$23,660
Jeffrey C. Klemp	COO	$0	$72,990	$72,990
John Laspia	CTO	$120,000	$33,466	$153,466

*	Represents the value of options awarded to Messrs. Klemp and Laspia for the fiscal year ending December 31, 2020.

Our executive officers for fiscal year 2020 consisted of the three principal officers: Deglin Kenealy, Jeff Klemp and John Laspia. For the fiscal year ended December 31, 2020, we paid to our executive officers as a group total compensation of $143,660.
The Company has two non-executive directors who have not received compensation in the past year in their capacity as directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of September 1, 2021, the voting securities beneficially owned by (1) all executive officers and directors as a group, (2) any director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities and (3) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities.

Beneficial ownership is calculated as if the company were subject to Rule 13d-3(d)(1) of the Securities Act. A person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	All Executive Officers and Directors as a Group	5,208 shares held directly and 685,104 shares held indirectly.	293,071 shares of common stock issuable pursuant to the exercise of options, 1,949,121 shares of common stock issuable pursuant to the exercise of warrants and 2,245,203 shares of common stock issuable upon conversion of outstanding preferred stock.	75.02%
Common Stock	Deglin F. Kenealy, Director and Executive Officer	No shares held directly and 505,216 shares held indirectly through the Deglin F and Heather P Kenealy Trust dated 10/23/1998.	430,926 shares of common stock issuable pursuant to the exercise of warrants and 1,534,327 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock, all held indirectly through the Deglin F and Heather P Kenealy Trust dated 10/23/1998.	56.41%
Common Stock	Thomas F. FitzGerald, Director	Not Applicable	1,298,810 shares of common stock issuable pursuant to the exercise of warrants and 422,027 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock.	41.62%
Common Stock	Robert H. Dalton, Director	Not applicable.	219,385 shares of common stock issuable pursuant to the exercise of warrants held directly and 268,022 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock held indirectly through the Robert H. Dalton Revocable Trust dated 01/25/1999.	16.80%
Common Stock	Jeffrey C. Klemp, Director and Executive Officer	Not applicable	271,220 shares of common stock issuable pursuant to the exercise of options.	10.10%
Common Stock	The Robert John Meighan Revocable Trust	Not applicable	786,771 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	24.58%
Common Stock	Commercial Automation LLC	179,888 shares held directly	474,203 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	22.64%
Common Stock	Tamim Mourad	25,267 shares held directly	570,012 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	19.95%
Common Stock	Paul Galichia	342,237 shares held directly	115,079 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	18.08%

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Roberto Villani	312,774 shares held directly	98,430 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	16.36%
Common Stock	Regent House Ltd.	42,729 shares held directly	326,287 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	13.46%
Common Stock	Robert Flock & Arlene Flick	Not applicable	371,480 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	13.33%
Common Stock	K2RED LLC	98,344 shares held directly	247,952 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	13.01%
Common Stock	Jack Esformes	Not applicable	298,650 shares of common stock issuable upon conversion of outstanding shares of Preferred Stock	11.01%
Common Stock	California Food Company	256,248 shares held directly	Not applicable	10.61%
Series A Preferred Stock	All Executive Officers and Directors as a Group	442,854 shares held directly and 1,802,349 shares held indirectly .	Not applicable.	29.30%
Series A Preferred Stock	Deglin F. Kenealy, Director and Executive Officer	0 shares held directly and 1,534,327 shares held indirectly through the Deglin F and Heather P Kenealy Trust dated 10/23/1998.	Not applicable	20.02%

(1)	Unless otherwise noted, the business address is: c/o Basil Street Café, Inc., 2100 Geng Road, Palo Alto, California 94303.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company engaged Commercial Automation to develop, build, deploy and operate the APK. Jeff Klemp, a Director and the Chief Operating Officer of the Company, is the Chief Operating Officer and 50% owner of Commercial Automation. John Laspia, the Chief Technology Officer of the Company, is the Chief Technology Officer of Commercial Automation. Pursuant to a Service Agreement between Commercial Automation and the Company, dated as of February 27, 2017, Commercial Automation is paid between $100,000 and $150,000 per month for services relating to oversight of the Company’s operations, information technology, merchandising, supply chain, procurement, manufacturing, engineering and APK placements. Commercial Automation was the Company’s largest vendor during the years ended December 31, 2020 and 2019. Commercial Automation is also a holder of the Company’s common stock, Series A-1 Preferred Stock and Series A-3 Preferred Stock, as well as warrants to purchase shares of common stock. During the years ended December 31, 2020 and 2019, Commercial Automation provided services to the Company valued at $1,772,210 and $1,253,408, respectively. As of December 31, 2020 and 2019, the Company owed Commercial Automation $3,305 and $370,272, respectively, for services rendered. In January 2019, approximately $133,000 of fees owed to Commercial Automation for services rendered was converted into 65,774 shares of the Company’s Series A-3 Preferred Stock.

Between September 2016 and December 2019, the Company issued various promissory notes to various parties having an aggregate face amount of approximately $6.7 million, including notes issued to Deglin Kenealy, John Laspia, Jeff Klemp and Commercial Automation having an aggregate face amount of $3.2 million. During this time, the Company also issued warrants to purchase 717,890 shares of the Company’s common stock to various parties, including warrants to purchase 514,227 issued to Deglin Kenealy and Commercial Automation. On February 7, 2020, the full amount of principal and interest of the promissory notes issued to Messrs Kenealy, Laspia and Klemp and to Commercial Automation were converted into 971,517 shares of Series A-1 Preferred Stock, 841,237 shares of Series A-2 Preferred Stock and 210,356 shares of common stock of the Company.

The Company is party to a Financing Agreement, dated as of August 19, 2020, with various lenders, including Thomas F. FitzGerald and Robert H. Dalton who are members of the Company’s Board of Directors. Pursuant to the Financing Agreement, the lenders agreed to make available to the Company a term loan facility in the aggregate principal amount of up to $5.25 million, including $3.3 million from Messrs. FitzGerald and Dalton. The outstanding principal balance of the loan accrues interest at a rate of 9.0% per annum and the loan will become due and payable on September 30, 2021 unless the term is extended by mutual agreement of the Company and the lenders. In partial consideration for making the credit facility available to the Company, the Company issued to the lenders warrants to purchase up to 2,286,487 shares of the Company’s common stock, including warrants to purchase 1,518,195 shares of common stock issued to Messrs. FitzGerald and Dalton.

SECURITIES BEING OFFERED

The following is a summary of the material terms of the Company’s capital stock, including the Series B Preferred Stock being offered in this Offering and the Common Stock into which the Series B Preferred Stock is convertible. This summary is not a complete description of our capital stock, and you should refer to the Basil Street Café, Inc. Fourth Amended and Restated Certificate of Incorporation and the Bylaws, which are included as exhibits to the Offering Statement of which this Offering Circular is a part, as well as the applicable provisions of the Delaware General Corporation Law.

When filed, the Company’s Charter will authorize it to issue up to 23,404,128 shares of Common Stock and up to 15,932,198 shares of Preferred Stock, of which 4,200,000 will be designated as Series A-1 Preferred Stock, 2,410,000 will be designated as Series A-2 Preferred Stock, 2,230,000 will be designated as Series A-3 Preferred Stock and 7,092,198 will be designated as Series B Preferred Stock.

As of September 1, 2021, the Company had outstanding (a) 2,414,277 shares of Common Stock, (b) 4,164,523 shares of Series A-1 Preferred Stock, (c) 2,406,081 shares of Series A-2 Preferred Stock, (d) 1,093,521 shares of Series A-3 Preferred Stock and (e) no shares of Series B Preferred Stock. Immediately following the Offering, the Company will have 531,915 shares of Series B Preferred Stock outstanding if the minimum number of shares are sold or 7,092,198 shares of Series B Preferred Stock outstanding if the maximum number of shares are sold.

In addition, under its 2016 Stock Plan the Company is authorized to issue options to purchase 1,144,099 shares of Common Stock, of which 589,658 are outstanding and 554,441 are currently unallocated as of September 1, 2021. The Company also has outstanding warrants to purchase 2,961,781 shares of Common Stock.

1.	Common Stock

The Company’s common stock carries the following rights, preferences and privileges:

1.	Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders.
When filed, the Company’s Charter will provide that the board of directors of the Company will consist of four (4) members elected by the holders of a majority of the outstanding shares of Common Stock and preferred stock, voting together as a single class.
Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, including any election of directors. There is no cumulative voting.

2.	Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends on the common stock when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of the company’s preferred stock and any other class of stock having preference over the common stock. The Company shall declare all dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.
Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board of directors’ determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions (e.g., negative debt covenants), restrictions imposed by applicable law, and other factors that our board of directors deems relevant.

3.	Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company (or any “Deemed Liquidation Event”, as such term is defined the Charter), the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of the Company’s preferred stock and any other outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

4.	Other Terms

The Company’s issued and outstanding shares of common stock are fully paid and non-assessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock. The Company’s common stock is not subject to any redemption or sinking fund provisions.

2.	Preferred Stock

The Company’s preferred stock carries the following rights, preferences and privileges:

1.	Voting Rights

On all matters submitted to a vote of stockholders of the Company, each holder of preferred stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

As long as any share of preferred stock is issued and outstanding, the Company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of preferred stock, voting as a single class:

•
liquidate, dissolve, or wind-up the business and affairs of the Company, or effect any “Deemed Liquidation Event” unless the proceeds from such transaction are distributed in accordance with the liquidation waterfall set forth in the Charter; or

•
purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company, other than (i) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value of the repurchased stock, or (iii) approved by the Company’s board of directors in connection with the exercise of any right of first refusal in favor of the Company.

As long as any share of Series A-1, Series A-2 or Series A-3 preferred stock is issued and outstanding, the Company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of Series A-1, Series A-2 and Series A-3 preferred stock, voting as a single class:

•
amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Series A-1, Series A-2 or Series A-3 preferred stock; or

•	increase or decrease the authorized number of shares of Series A-1, Series A-2 or Series A-3 preferred stock.

As long as any share of Series B Preferred Stock is issued and outstanding, the Company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of Series B preferred stock, voting as a single class:

•
amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Series B Preferred Stock; or

•	increase or decrease the authorized number of shares of Series B Preferred Stock;

Under the Charter, each holder of the Company’s preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) will have seven (7) calendar days after receipt of notice of any action subject to a vote of the holder in which to vote (whether by proxy, in person or by written consent) such shares. If the holder fails to vote within such notice period, the Company’s Chief Executive Officer is authorized to vote such holder’s shares of preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) in the Chief Executive Officer’s discretion.

2.	Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends on the common stock when, as and if declared by the board of directors out of funds legally available therefor. The Company shall declare all dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board of directors’ determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions (e.g., negative debt covenants), restrictions imposed by applicable law, and other factors that our board of directors deems relevant.

3.	Conversion Rights

Each share of preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of preferred stock by the Conversion Price for that series of preferred stock in effect at the time of conversion. The “Original Issue Price” for each series of preferred stock is specified in the Charter and equates to the original price at which such series of preferred stock was issued and sold by the Company. The “Conversion Price” for each series of preferred stock means the Original Issue Price for such series of Preferred Stock, subject to certain adjustments as set forth in the Charter in the event of stock splits or combinations, stock dividends, reclassifications, exchanges, substitutions and certain mergers and consolidations. The Conversion Price for each series of preferred stock will also be adjusted, using a broad-based, weighted-average adjustment formula provided for in the Charter, if following the closing of the Offering the Company issues equity securities at a price per share less than the Conversion Price for such series of preferred stock then in effect.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the issued and outstanding Series A-1, Series A-2 and Series A-3 preferred stock, at the time of such vote or consent, voting as a single class on an as-converted basis, each share of preferred stock will automatically convert into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of preferred stock by the Conversion Price for that series of preferred stock in effect at the time of conversion.

4.	Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Charter), before any payment shall be made to the holders of common stock by reason of their ownership thereof, the holders of shares of preferred stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

3.	Certificate of Incorporation and Bylaw Provision

When filed, the Company’s Charter will provide that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by law. Our Bylaws provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”), any person made or threatened to be made a party to any action by reason of the fact that the person is or was a director or officer of the Company or serves or served as a director or officer of any other enterprise at the company’s request.

When filed, the Company’s Charter will provide that the Company renounces any interest or expectancy in any business opportunity of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of preferred stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company.

When filed, the Company’s Charter will provide that no provision of the Charter may be amended, altered or repealed if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Series A-1, Series A-2 and Series A-3 preferred stock or the Series B preferred stock without the prior written consent or affirmative vote of at least a majority of the outstanding shares of Series A-1, Series A-2 and Series A-3 preferred stock or the Series B preferred stock, respectively, each voting separately as a single class. This requirement makes it more difficult for stockholders to change our certificate of incorporation or bylaws.

We are also subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. This anti-takeover provision could substantially impede a change in control or change of our board of directors or management, even if such change would be beneficial to stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

4.	Investment Agreements

As a condition of subscribing in this Offering , investors acquiring shares of our Series B Preferred Stock will become parties to each of: (i) the Amended and Restated Investors’ Rights Agreement filed as Exhibit 3.3 to this Offering Statement (the “Investors’ Rights Agreement”); (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement filed as Exhibit 3.2 to this Offering Statement (the “First Refusal Agreement”); and (iii) the Second Amended and Restated Voting Agreement filed as Exhibit 3.1 to this Offering Statement (the “Voting Agreement”). The Investors’ Rights Agreement, First Refusal Agreement and Voting Agreement are collectively referred to herein as the “Investment Agreements.” The material terms of the Investment Agreements are described below.

Investors’ Rights Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Investors’ Rights Agreement.)

•
Registration Rights. If in the future the Company enters into an agreement with any holder or prospective holder of any securities of the Company that would provide to such holder or prospective holder registration rights with respect to such securities or any securities underlying such securities, the Company will provide the same rights to each of the holders of the Company’s Preferred Stock.

•
Right to Future Stock Issuances. If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right to first offer among itself and its affiliates in such proportion as it deems appropriate.

First Refusal Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the First Refusal Agreement.)

•
Right of First Refusal. Each Key Holder, constituting the Company’s CEO, Deglin Kenealy, and Robert Villani, grants to the Company a right of first refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

•
Co-Sale Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased by the Company, each Key Holder grants to each Major Investor a co-sale right to participate on a pro rata basis in a Proposed Key Holder Transfer on the same terms and conditions as such Key Holder.

Voting Agreement (Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Voting Agreement.)

•
Size of the Board. Each Stockholder agrees to vote to ensure that the size of the Company’s board of directors shall be and remain at such number shall be determined from time to time in by the Board in accordance with the Company’s Charter and Bylaws, as in effect from time to time.

•
Board Composition. Each Stockholder agrees to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the board of directors: (a) one (1) person designated by certain holders of Series A-1 Preferred Stock, who initially shall be Robert Dalton; (b) two (2) persons designated by certain other holders of Series A-1 Preferred Stock and all holders of Series A-2 Preferred Stock and Common Stock, acting together as a single class on an as-converted to Common Stock basis, one of whom shall initially be Deglin Kenealy and the other of whom shall initially be Jeff Klemp; and (c) one (1) person designated by Thomas FitzGerald, who initially shall be Mr. FitzGerald, provided that Mr. FitzGerald and his Affiliates collectively own in the aggregate at least 200,000 shares of Series A-1 Preferred Stock and shares of Common Stock (such number subject to adjustment for any stock splits, subdivisions, consolidations or other similar recapitalization effecting all shares of capital stock of the Company equally and consistently).

•
Drag Along Rights. In the event that a Sale of the Company is approved in writing by the Company’s board of directors and by the holders of at least a majority of the shares of Series A-1, Series A-2 and Series A-3 preferred stock, voting together as a single class and on an as converted to Common Stock basis, specifying that drag along rights shall apply to such transaction, then each Stockholder agrees to take certain actions to facilitate the consummation of such transaction.

5.	Rule 144

Shares of Series B Preferred Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders as of immediately prior to this Offering, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of the Company during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 by our affiliates will also be subject to manner of sale requirements and notice requirements and to the availability of current public information about the Company.

Basil Street Cafe, Inc.

FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Stockholders
Basil Street Cafe, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Basil Street Cafe, Inc., a Delaware corporation, (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basil Street Cafe, Inc. as December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital, has incurred recurring losses from operation, and has debt obligations maturing in September 2021 that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2020 Baker Tilly US, LLP

Basil Street Cafe, Inc.
Balance Sheets
December 31, 2020 and 2019

	2020	2019

ASSETS
Current Assets
Cash	$1,987,028	$40,719
Inventories	168,634	13,397
Prepaid expenses	158,856	14,371
Total Current Assets	2,314,518	68,487
Long-term Assets
Property and equipment, net	1,123,313	78,408
Property and equipment, yet to be placed in service	341,838	655,090
Intangible assets, net	769,603	819,387
Total Long-term Assets	2,234,754	1,552,885
Total Assets	$4,549,272	$1,621,372
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$93,138	$520,935
Accrued expenses	57,791	52,403
Accrued interest	20,590	672,748
Convertible notes payable	—	6,782,818
Notes payable – related parties, net of discount of $165,973 and zero, respectively	2,836,027	127,000
Total Current Liabilities	3,007,546	8,155,904
Long-Term Liabilities
Convertible notes payable	252,582	—
Total Liabilities	3,260,128	8,155,904
Commitments and Contingencies (Note 11)
Stockholders' Equity (Deficit)
Preferred stock, Series A-1 authorized 4,200,000 shares, par value $0.01, 4,164,523 shares issued and outstanding as of December 31, 2020; aggregate liquidation preference of $6,972,244 as of December 31, 2020	41,645	—
Preferred stock, Series A-2 authorized 2,410,000 shares, par value $0.01, 2,406,081 shares issued and outstanding as of December 31, 2020; aggregate liquidation preference of $3,222,464 as of December 31, 2020	24,061	—
Common stock, authorized 12,493,000 shares, par value $0.01, 2,296,730 and 1,510,178 shares issued and outstanding as of December 31, 2020 and 2019, respectively	22,968	15,102
Additional paid in capital	10,897,329	1,849
Accumulated deficit	(9,696,859)	(6,551,483)
Total Stockholders' Equity (Deficit)	1,289,144	(6,534,532)
Total Liabilities and Stockholders' Equity	$4,549,272	$1,621,372

The accompanying notes are an integral part of these financial statements.

Basil Street Cafe, Inc.
Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues
Sales	$35,961	$—
Cost of goods sold	(21,212)	—
Gross profit	14,749	—
Operating Expenses
Research and development	1,476,804	1,546,796
Salaries and other benefits	346,581	317,644
General and administrative	466,254	147,766
Marketing	71,625	45,217
Professional services	446,762	274,801
Depreciation and amortization	130,605	15,119
Total operating expenses	2,938,631	2,347,343
Operating Loss	(2,923,882)	(2,347,343)
Other Expense
Interest expense	(220,694)	(389,143)
Net Loss Before Income Taxes	(3,144,576)	(2,736,486)
Income Taxes	(800)	(800)
Net Loss	$(3,145,376)	$(2,737,286)
Weighted Average Shares Outstanding
Basic and diluted	2,235,155	1,388,593
Net Loss per share
Basic and diluted	$(1.41)	$(1.97)

The accompanying notes are an integral part of these financial statements.

Basil Street Cafe, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
For The Years Ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance - January 1, 2019	—	$—	1,300,290	$13,003	$—	$(3,814,197)	$(3,801,194)
Stock options exercised	—	—	209,888	2,099	1,849	—	3,948
Net loss	—	—	—	—	—	(2,737,286)	(2,737,286)
Balance - December 31, 2019	—	—	1,510,178	15,102	1,849	(6,551,483)	(6,534,532)
Stock issuance, net of offering costs of $180,376	2,090,549	20,905	—	—	3,298,719	—	3,319,624
Stock options exercised	—	—	5,000	50	350	—	400
Stock issued for conversion of debt	4,480,055	44,801	601,664	6,017	7,449,760	—	7,500,578
Share-based compensation expense	—	—	179,888	1,799	13,453	—	15,252
Warrants issued with debt	—	—	—	—	133,198	—	133,198
Net loss	—	—	—	—	—	(3,145,376)	(3,145,376)
Balance - December 31, 2020	6,570,604	$65,706	2,296,730	$22,968	$10,897,329	$(9,696,859)	$1,289,144

The accompanying notes are an integral part of these financial statements.

Basil Street Cafe, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities
Net Loss	$(3,145,376)	$(2,737,286)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	130,605	15,119
Stock-based compensation expense	15,252	—
Amortization of debt discount	81,241	—
Changes in operating assets and liabilities:
Inventories	(155,237)	14,575
Prepaid expenses	(144,485)	(5,949)
Accounts payable	(231,731)	478,849
Accrued expenses	5,388	31,820
Accrued interest	65,602	389,143
Net Cash Flows Used In Operating Activities	(3,378,741)	(1,813,729)
Cash Flows From Investing Activities
Purchases of property and equipment	(808,876)	(546,818)
Purchases of intangible assets	(3,598)	(387,083)
Net Cash Flows Used In Investing Activities	(812,474)	(933,901)
Cash Flows From Financing Activities
Proceeds from issuance of common stock	400	3,948
Net proceeds from issuance of preferred stock	3,319,624	—
Proceeds from notes payable - related parties	2,817,500	783,500
Proceeds from convertible notes payable	—	1,985,000
Net Cash Flows Provided By Financing Activities	6,137,524	2,772,448
Net Increase In Cash	1,946,309	24,818
Cash
Beginning of year	40,719	15,901
End of year	$1,987,028	$40,719
Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$83,268	$—
Taxes	$2,050	$5,250
Non-cash investing and financing transactions:
Conversion of notes payable and accrued interest- related parties	$—	$1,272,818
Conversion of convertible debt and accrued interest	$7,500,578	$—
Warrants issued with debt	$133,198	$—
Debt issuance costs	$57,500	$—
Conversion of accounts payable for convertible debt	$252,582	$—

The accompanying notes are an integral part of these financial statements.

Basil Street Cafe, Inc.
Notes to Financial Statements
December 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Basil Street Cafe, Inc. (the “Company”) was incorporated in Delaware as a C-Corporation in 2016. The Company provides ready to eat pizza from its patented and patent pending Automated Pizza Kitchens (“APKs”). The APKs use proprietary technology to take a pizza from frozen to fully cooked in about three minutes. The Company has completed both National Sanitation Foundation and Underwriters Laboratories sanitation and food safety testing through Intertek and are in the process of full commercialization.

The Company is currently located and headquartered in Playa del Rey, CA although it operates primarily on a remote basis. The Company derives revenue from pizza sales primarily from operations in the United States.

Accounting Basis

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. The Company has elected a December 31 year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates are made in relation to the stages of self-constructed assets and internally developed software and the fair value of certain financial instruments.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less from date of purchase. As of December 31, 2020, and 2019, the Company exceeded FDIC limits by $1,737,028 and zero, respectively. As of December 31, 2020 and 2019, the Company has no cash equivalents.

Inventories

Inventories consist of raw materials and packaging supplies, which are purchased from suppliers. Inventories are stated at the lower of cost or net realizable value. The Company assesses the valuation of inventories and periodically writes down the value for estimated excess and obsolete inventories and based upon estimates of future demand and market conditions. As of December 31, 2020 and 2019, no adjustments have been made to inventory to reduce the cost to net realizable value.

Fair Values, Inputs and Valuation Techniques for Financial Assets and Liabilities Disclosures

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements, defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Company categorizes financial assets and liabilities measured at fair value on a recurring or non-recurring basis into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy are described below:

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

●
Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. The observable inputs are used in valuation models to calculate the fair value for the asset.

●
Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments mainly consist of cash, accounts payable, accrued expenses, and notes payable. The carrying amounts of its cash, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the Company’s debt instruments approximate fair value as the interest rate on such debt approximate market rates. The Company currently estimates the grant-date fair values of stock options and warrants based on level 2 inputs. There are no financial assets or liabilities measured at fair value on a recurring basis.

Concentration of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company’s cash balances are maintained in accounts held by major banks and financial institutions located in the United States. The Company occasionally maintains amounts on deposit with a financial institution that are in excess of the federally insured limits. The risk is managed by maintaining all deposits in high quality financial institutions.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the expected useful life of the asset, after the asset is placed in service. The Company generally uses the following depreciable lives for its major classifications of property and equipment:

Description	Useful Lives
Computer Equipment	3 years
Furniture and Office Equipment	5 years
Leasehold Improvements	Shorter of Useful Life of 5 years or Lease Term
APKs	8 years

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred.

Property and Equipment Yet to be Placed in Service

The Company capitalizes direct costs associated with the production of new APKs as they are being built. Depreciation of these assets does not begin until the APKs are complete and placed into service. The Company had 7 completed with 5 placed in service with customers at December 31, 2020 and zero APKs were placed in service as of December 31, 2019.

Software Development Costs

The Company capitalizes certain internal software development costs related to software developed for use with APKs upon the establishment of technological feasibility. Software development costs will no longer be capitalized and will be expensed when all substantial testing has been completed or it is no longer probable that it will be completed. Capitalized software development costs are amortized over the estimated economic life of the software.

Intangible Assets

Intangible assets consist of intellectual property and internally developed software. The Company’s intellectual property includes purchased patents and other proprietary technologies. The Company amortizes intangible assets over the following useful lives:

Description	Weighted-Average Amortization Period
Software and Technology	5 years
Patents	5 years

Impairment of Long-Lived Assets

Long-lived tangible assets and definite-lived intangible assets are reviewed for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses both an estimate of undiscounted future net cash flows of the assets over the remaining useful lives and a replacement cost method when determining their fair values. If the carrying values of the assets exceed the fair value of the assets, the Company recognizes an impairment loss equal to the difference between the carrying values of the assets and their fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires the Company to use estimates of future cash flows. However, actual cash flows may differ from the estimated future cash flows used in these impairment tests.

For the years ended December 31, 2020 and 2019, there was no indication that there were any triggering events that would indicate that long-lived assets are impaired.

Notes Payable and Warrants

The Company allocates proceeds from notes payable issued with warrants classified as equity instruments based on the relative fair values of each respective instrument. The amount allocated to the warrants is recorded as a discount from the face amount of the notes payable and to additional paid-in capital.

Debt Issuance Costs and Debt Discount

Costs incurred in connection with the issuance of notes payable are generally capitalized. Capitalizable debt issuance costs paid to third parties, original issue discounts and debt discounts recorded in connection with warrants issued in connection with debt agreements, net of amortization, are offset against the associated notes payable in the accompanying balance sheets.
Amounts recorded as debt discounts are amortized and recognized as additional interest expense over the life of the debt instrument using the effective interest method.

Revenue Recognition

For the years ended December 31, 2020 and 2019, the Company applied the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue in accordance with that core principle by applying the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. In general, the Company’s revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expect to be entitled to in exchange for those goods or services.

The Company’s revenues are generated from the sale of pizza through its proprietary Automated Pizza Kitchen kiosks. Delivery of pizza is the only performance obligation relating to the Company’s revenue, which is satisfied at the point of sale. For the years ended December 31, 2020 and 2019, the Company had revenue totaling $35,961 and zero, respectively.

The Company evaluated the generated revenue for discounts, variable compensations, and sales taxes. For the years ended December 31, 2020 and 2019, discounts, variable compensations, and sales taxes were immaterial to the financial statements.

Cost of Goods Sold

The Company’s cost of goods sold includes costs incurred in producing pizza to be sold. Costs associated with products are recognized at the time of the sale. For the years ended December 31, 2020 and 2019, the Company had cost of goods sold totaling $21,212 and zero, respectively.

Research and Development

The Company follows the policy of expensing its research and development costs in the period in which they are incurred in accordance with ASC 730, Research and Development. The Company incurred research and development expenses of $1,476,804 and $1,546,796 during the years ended December 31, 2020 and 2019, respectively.

Marketing Expenses

The Company expenses marketing costs in the period in which they are incurred.

Stock-Based Compensation

The Company follows the provisions of ASC 718, Compensation – Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The Company uses the Black-Scholes pricing model for determining the fair value of stock-based compensation.

The Company also follows the provisions of Accounting Standards Update (“ASU”) 2018-07, Equity Based Payments to Non-Employees, which extends ASC 718 to non-employee share-based payments which was effective for fiscal years beginning after December 15, 2018. ASU 2018-07 addresses the accounting and reporting for both the issuer (that is, the purchaser or grantor) and recipient (that is, the goods or service provider or grantee) for a subset of share-based payment transactions. For the years ended December 31, 2020 and 2019, the share-based compensation totaled $15,252 and zero, respectively.

Leases

The Company adopted ASC 842, Leases, as of January 1, 2019 using a modified retrospective transition approach for all leases existing at January 1, 2019, the date of the initial application. The Company did not record a change to accumulated deficit as of January 1, 2018 as there was no impact of adopting Topic 842 and no operating lease liabilities or right of use assets were recorded as all of the Company’s operating leases are month-to-month. In connection with its adoption of Topic 842, the Company determined that there were no financing leases and that there were no contractual obligations that contained embedded leases.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by dividing net loss attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include stock options, warrants, and convertible debt. The dilutive effect of potentially dilutive securities is reflected in diluted net loss per share by application of the treasury stock method. Under the treasury stock method, an increase in the fair market value of the company’s common stock can result in a greater dilutive effect from potentially dilutive securities.

For the years ended December 31, 2020 and 2019, all of the Company’s potentially dilutive securities (warrants, options, and convertible debt) were excluded from the computation of diluted earnings per share as they were anti-dilutive. The total number of potentially dilutive common shares that were excluded were 6,773,656 and 8,478,734 at December 31, 2020 and 2019, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

ASC 740, Income Taxes, clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. Under this pronouncement, the Company recognizes the financial statement benefit of a tax position only after determining that a position would more likely than not be sustained based upon its technical merit if challenged by the relevant taxing authority and taken by management to the court of the last resort. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest and penalties since its inception.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Company is currently not under examination by any other tax jurisdictions for any tax years.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). Together with subsequent amendments, this ASU sets forth a “current expected credit loss” model, which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. This ASU is effective for the Company in calendar year 2023. The Company has not yet completed its assessment of the impact of the adoption of this ASU on its financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard simplifies the accounting for convertible instruments and its application of the derivatives scope exception for contracts in its own equity by eliminating some of the models that require separating embedded conversion features from convertible instruments. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and enhances disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The standard is effective for fiscal years beginning after December 15, 2021, with early adoption permitted, and can be adopted through either a modified retrospective method with a cumulative effect adjustment to opening retained earnings or a full retrospective method. The Company has not yet completed its assessment of the impact of this new standard on its financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt- Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2021-04”). ASU 2021-04 updates current accounting guidance for modifications or exchanges of freestanding equity-classified written call options that remain equity-classified after modification or exchange as an exchange of the original instrument for a new instrument. The ASU specifies that the effects of modifications or exchanges of freestanding equity-classified written call options that remain equity after modification or exchange should be recognized depending on the substance of the transaction, whether it be a financing transaction to raise equity (Topic 340), to raise or modify debt (Topic 470 and 835), or other modifications or exchanges. If the modification or exchange does not fall under topics 340, 470, or 835, an entity may be required to account for the effects of such modifications or exchanges as dividends which should adjust net income (or loss) in the basic Earnings Per Share (EPS) calculation. The Company is required to apply the amendments within this ASU prospectively to modifications or exchanges occurring on or after the effective date of the amendment. The Company plans to adopt this ASU on January 1, 2022 and has not yet completed its assessment of the impact that the standard will have on its financial statements and related disclosures.

Management has considered all recent accounting pronouncements issued and has not included those that were clearly not applicable to its financial reporting.

NOTE 2 – LIQUIDITY

The Company’s financial statements are prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Pursuant to ASC 205-40, Presentation of Financial Statements Going Concern, management evaluates the Company’s ability to continue as a going concern for one year after the date the financial statements are available for issuance.

At December 31, 2020, the Company had an accumulated deficit of $9,696,859 and negative working capital of $693,028. For the years ended December 31, 2020, and 2019, the Company incurred net losses of $3,145,376 and $2,737,286, respectively, and used net cash of $3,378,741 and $1,813,729 in operations, respectively. In addition, as described further below, as of May 31, 2021, the Company has outstanding secured debt totaling $5.25 million that matures in September 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management considered these conditions to be significant and developed a comprehensive plan to mitigate these conditions, as follows.

1.	The Company is working on establishing ongoing source of revenues sufficient to cover its operating costs. The Company is planning to have approximately 180 APKs in service by the end of 2021.

2.
The Company raised additional funds in early 2021. As of May 31, 2021, the Company had approximately $3.3 million in cash, including most recent financing that occurred in February 2021 of $2.365 million. However, the Company has $5.25 million of outstanding secured debt with related parties that matures in September 2021. While the Company expects to be able to extend the maturity date of these notes if necessary, the extension is contingent on certain factors.

3.	The Company will continue activities to raise additional capital resources required fund the business.

4.	The Company exercises a tight control over spending and will modify planned spending to the extent possible if necessary.

The ability of the Company to continue as a going concern for the one-year period following the date the financial statements are available for issuance will depend on the success of management plans and its ability to (1) extend the maturity date of its outstanding secured debt and/or obtain sufficient capital contributions and/or new financing as may be required to satisfy its debt obligations and sustain its operations. While management expects to have sufficient liquidity over the period of at least next 12 months from the date the financial statements are available for issuance, the ability of the Company to continue as a going concern is dependent upon its continued ability to successfully accomplish the plans described in the preceding paragraph. There can be no assurance that the Company will be successful in accomplishing its objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company’s property and equipment are comprised of the following as of December 31, 2020 and 2019:

	2020	2019
Computer Equipment	$6,111	$6,111
Furniture and Office Equipment	11,569	4,110
Leasehold Improvements	3,600	3,600
APKs	1,237,588	122,919
Accumulated depreciation	(135,555)	(58,332)
Net Property and Equipment	$1,123,313	$78,408

Depreciation expense for the years ended December 31, 2020 and 2019, was $77,223 and $15,119, respectively.

The Company also had $341,838 and $655,090 in equipment that was yet to be placed in service as of December 31, 2020 and 2019, respectively.

NOTE 4 – INTANGIBLE ASSETS

The Company’s intangible assets are comprised of the following as of December 31, 2020 and 2019:

	2020	2019
Software and technology	$817,331	$813,733
Patents	5,654	5,654
Accumulated amortization	(53,382)	—
Net Intangible Assets	$769,603	$819,387

Software and technology is made up of software still in process and finished technology. Software still in process totaled zero and $800,730 as of December 31, 2020 and 2019, respectively. Amortization expense for the years ended December 31, 2020 and 2019 was $53,382 and zero, respectively.

Below is a table summarizing the expected amortization of intangible assets over the next 5 years:

Years Ending December 31
2021	$160,146
2022	160,146
2023	160,146
2024	160,146
2025	128,947
$769,603

NOTE 5 – NOTES PAYABLE-RELATED PARTIES AND CONVERTIBLE DEBT

Notes Payable - Related Parties

From November 7, 2017 through December 27, 2019, the Company issued convertible notes to two related parties for a total of $1,358,500 that all mature on demand. The notes bear a 6% interest rate per annum.

In connection with certain of the notes issued from November 7, 2017 through December 27, 2019, the Company issued to the holders five (5) year warrants to purchase 316,809 shares of the Company’s common stock at an exercise price of $0.51 per share. The estimated fair value of these warrants was $32,945, which was recorded as debt discount.

During the year ended December 31, 2019, notes totaling $1,231,500 in principal and a total of $41,318 in related accrued interest were converted to into two (2) convertible notes totaling $762,721 and $510,097. As of December 31, 2020 and 2019, the two (2) notes remaining totaled $127,000 in principal.
In February 2020, the Company increased the total warrants issued as part of a note purchase agreement dated March 8, 2019 to 430,926 from 173,857, a change of 257,069. The estimated fair value of these warrants was $26,773, which was recorded as debt discount.

The Company evaluated the amendment under ASC 470-50, Debt - Modification and Extinguishment, and concluded that conversions resulted in significant and consequential changes to the economic substance requiring extinguishment accounting, however the effect was not material.

In August 2020, the Company entered into a financing agreement with a related party for a term loan facility of up to $8,000,000, with interest rate of 9% per annum and maturity date of September 30, 2021, with option to one six-month extension subject to contingent factors. From August 2020 to September 2020, the Company received proceeds of $2,875,000 under this facility. Additional proceeds of $2,365,000 were received in February 2021.

In connection with this financing agreement, the Company issued to the holders 10-year warrants to purchase 1,253,542 shares of the Company’s common stock at exercise prices ranging from $0.34 to $0.51 per share. The estimated fair value of the warrants was $73,520, which was recorded as debt discount. The Company also recorded debt discount in the amount of $114,016 based on actual costs incurred relating to the loan in the amount of $56,516 and fees paid out of loan proceeds for closing costs and legal fees totaling $57,500.

For the year ended December 31, 2020, the Company amortized $81,241 of the debt discount and recorded it as interest expense in other expense of statements of operations. As of December 31, 2020, remaining debt discounts totaled $165,974.

As of December 31, 2020 and 2019, accrued interest on the notes totaled $9,308 and $1,683, respectively. Interest expense on the related party notes for the years ended December 31, 2020 and 2019 totaled $139,453 and $389,143, respectively.

Convertible Notes Payable

From September 12, 2016 through November 7, 2018, the Company issued convertible notes to multiple parties for a total of $3,525,000 that matured on September 12, 2019. The notes bore a 6% interest rate per annum and were convertible into shares of the Company’s preferred and common stock at the lesser of 80% of the price paid per share by the investors in the next equity financing and the quotient resulting from dividing $10,000,000 by the number of shares outstanding common stock immediately prior to the closing of the last equity financing assuming the conversion of all convertible instruments into common stock on that day. Because the conversion price which ranged from $1.34 to $1.67 per share was higher than per share value of shares on issuance date, no BCF was recorded.

From March 8, 2019 through November 18, 2019, the Company issued convertible notes to multiple parties for total proceeds of $1,985,000 with a maturity date of March 8, 2020. In addition, during this period, certain previously issued convertible notes and accrued interest totaling $1,272,818 were converted into new convertible notes, that also matured on March 8, 2020. These notes bore an 8% interest rate per annum and were convertible into shares of the Company’s preferred stock at 100% of the price paid per share by the investors in the next equity financing.

On February 7, 2020, certain outstanding convertible notes with an aggregate principal and interest amount equal to $7,500,578 were converted into 2,073,974 shares of Series A-1 Preferred Stock, 2,406,081 shares of Series A-2 Preferred Stock and 601,664 shares of Common Stock of the Company.

In August 2020, $252,582 in accounts payable to Commercial Automation, were converted to a convertible note agreement. The interest rate is 12% per annum and the maturity date is August 31, 2022.

As of December 31, 2020 and 2019, total convertible notes were $252,582 and $6,782,818, respectively, and accrued interest on the convertible notes payable totaled $11,282, and $671,065, respectively. Interest expense on the convertible notes payable for the years ended December 31, 2020 and 2019 totaled $11,864 and zero, respectively.

Below is a table summarizing the maturity of related party and convertible notes over the next 5 years:

Years Ending December 31
2021	$2,836,027
2022	252,582
$3,088,609

NOTE 6 – PREFERRED STOCK

On February 7, 2020, the Company increased the number of authorized shares of Preferred Stock from zero to 6,610,000 shares in the sole discretion of the board with a $0.01 par value per share.

The Company’s Series A-1 and A-2 Preferred Stock are convertible at the rate of 1 share of common stock per each share of Series A Preferred Stock. Holders are entitled to dividends only to the extent of the holders of the Company’s common stock receive dividends.

In the event of a liquidation, dissolution or winding up of the affairs of the Company, holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock have a liquidation preference over holders of the Company’s Common Stock of one times the original issue price on each of Series A Preferred ($1.6742 in the case of the Series A-1 Preferred and $1.3393 in the case of the Series A-2 Preferred).

Year Ended December 31, 2020

The Company issued 2,090,549 shares of Series A-1 Preferred Stock for $3,500,000 in cash as part of a private placement, net of offering costs of $180,376.

The Company issued 2,073,974 shares of Series A-1 Preferred Stock and 2,406,081 shares of Series A-2 Preferred Stock as part of the conversion of certain outstanding convertible notes with an aggregate principal and interest amount equal to $7,500,578 (see Note 5).

Year Ended December 31, 2019

The Company did not issue any preferred shares.

NOTE 7 – COMMON STOCK

The Company has authorized 12,493,000 shares of $0.01 par value per share Common Stock as of December 31, 2020. Common Stock activity during the years ended December 31, 2020 and 2019 is as follows:

Year Ended December 31, 2020

The Company issued 5,000 shares of Common Stock for the conversion of stock options for cash valued at $400.

The Company issued 601,664 shares of Common Stock as part of the conversion of certain outstanding convertible notes with an aggregate principal and interest amount equal to $7,500,578 (see Note 5).

The Company issued 179,888 shares of Common Stock as share-based compensation valued at $15,252.

Year Ended December 31, 2019

The Company issued 209,888 shares of Common Stock for the conversion of stock options for cash valued at $3,948.

NOTE 8 – STOCK PURCHASE OPTIONS AND WARRANTS

The Board of Directors in 2016 approved the 2016 Stock Plan. The purpose of the 2016 Stock Plan is to advance the interests of the Company by encouraging and enabling acquisition of a financial interest in the Company by employees and other key individuals. The 2016 Stock Plan is intended to aid the Company in attracting and retaining key employees, to stimulate the efforts of such individuals and to strengthen their desire to remain with the Company. A maximum of 500,000 shares of the Company’s Common Stock is reserved for issuance under stock options to be issued under the 2016 Stock Plan. The Plan permits the grant of incentive stock options, nonstatutory stock options and restricted stock awards. The 2016 Stock Plan is administered by the Board of Directors or, at its direction, a Compensation Committee comprised of officers of the Company. On August 28, 2019, the Company increased the number of authorized shares of Common Stock options under the 2016 Stock Plan from 500,000 up to 510,842 shares in the sole discretion of the board. On August 29, 2019, the Company increased the number of authorized shares of common stock options under the 2016 Stock Plan from 510,842 up to 600,000 shares in the sole discretion of the board. On February 7, 2020, the Company increased the number of authorized shares of Common Stock options under the 2016 Stock Plan from 600,000 up to 812,340 shares in the sole discretion of the board.

Stock Purchase Options

During the year ended December 31, 2020, the Company issued 329,600 stock options, and 5,000 were exercised.

During the year ended December 31, 2019, the Company issued 176,102 stock options, and 209,888 were exercised.

The following table summarizes the changes in options outstanding of the Company during the years ended December 31, 2020 and 2019.

	Number of Shares Outstanding	Weighted Average Exercise Price	Shares Available for Grant
Total Option Pool Authorized Under the 2016 Option Plan			500,000
Outstanding as of January 1, 2019	356,740	0.02	143,260
Increase in Authorized Option Pool	—	—	100,000
Granted	176,102	0.08	(176,102)
Exercised	(209,888)	0.01	—
Outstanding as of December 31, 2019	322,954	$0.16	67,158
Increase in Authorized Option Pool	—	—	212,340
Granted	329,600	0.48	(329,600)
Exercised	(5,000)	0.06	—
Outstanding as of December 31, 2020	647,554	$0.05	(50,102)

As of December 31, 2020, options issued and outstanding exceeded the amount of shares of common stock reserved for issuance by 50,102 shares but this was subsequently corrected on January 13, 2021 when the Company increased the number of authorized shares of Common Stock options under the 2016 Stock Plan from 812,340 up to 1,416,883 shares in the sole discretion of the board.

The following table summarizes the weighted average options outstanding of the Company during the years ended December 31, 2020 and 2019.

Exercise Price	Number Outstanding at December 31, 2020	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2020	Weighted Average Fair Value
$0.01	141,852	6.02	141,852	$0.01
$0.02	5,000	6.25	5,000	$0.02
$0.08	171,102	8.59	171,102	$0.06
$0.32	1,500	9.08	1,500	$0.28
$0.51	328,100	9.24	328,100	$0.15
	647,554		647,554

Exercise Price	Number Outstanding at December 31, 2019	Weighted Average Remaining Contractual Life	Number Exercisable at December 31, 2019	Weighted Average Fair Value
$0.01	141,852	7.02	141,852	$0.01
$0.02	5,000	7.25	5,000	$0.01
$0.08	176,102	9.85	176,102	$0.06
	322,954		322,954

As of December 31, 2020 and 2019, there was $55,000 and $7,982 of unrecognized stock-based compensation expense related to stock options issued under the 2016 Stock Option Plan, respectively. As of December 31, 2020 and 2019, the stock options had a weighted average remaining period of 7.76 years and 7.04 years, respectively, using the following assumptions: estimated 10 to 6 years estimated term, dividend yield rate of 0%, estimated volatility of 30.83% to 26.91%, and a discount rate of 1.65% to 0.37%.

Stock Purchase Warrants

During the year ended December 31, 2020, the Company issued 1,253,542 warrants as additional consideration to six (6) notes payable. The warrants have an exercise prices ranging from $0.34 to $0.51 per share and a contractual life that mature in ten (10) years. For every $100,000 of the lender’s commitment, the Company issued warrants to purchase 6,822 shares of the Company’s Common Stock (the “Base Warrants”). The strike price will be $0.51 per share of Common Stock (subject to anti-dilution protections as described therein). At closing, each lender will also receive default warrants to purchase 17,055 shares of the Company’s Common Stock for each $100,000 of such Lender’s Commitment. The default warrants are contingent of the notes going into default. The warrants were valued using the Black-Scholes pricing model under the assumptions noted below. The Company apportioned value to the warrants based on the fair market value of the warrants valued at $73,520. In February 2020, the Company increased the total warrants issued as part of a note purchase agreement dated March 8, 2019 to 430,926 from 173,857, a change of 257,069. The warrants mature in five (5) years and were valued at $26,773.

During the year ended December 31, 2019, the Company issued 286,964 warrants. The Company issued 142,952 warrants as additional consideration to three notes payable and issued 144,012 warrants in conjunction to an amendment to consulting agreement entered into on April 30, 2019. The warrant has an exercise price equal $0.51 per share. The warrants were valued using the Black-Scholes pricing model using the following assumptions: estimated 10-3 year estimated term, dividend yield rate of 0%, estimated volatility of 30.06% to 27.35%, and a discount rate of 1.33% to 0.68%. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants, however, the warrants were contingent and were triggered in 2020 and valued at $32,945.

The following table summarizes the changes in warrants outstanding of the Company during the years ended December 31, 2020 and 2019.

	Number of Warrants	Expiration Date (years)
Outstanding as of January 1, 2019	173,857	3.85
Granted	286,964	5.00
Outstanding as of January 1, 2020	460,821	3.62
Granted	1,510,611	10.00
Outstanding as of December 31, 2020	1,971,432	6.89

NOTE 9 – INCOME TAXES

The components of the income tax provision are as follows:

	For the years ended
	December 31, 2020	December 31, 2019
Current
Federal	$—	$—
State	800	800
Total Current	800	800

Deferred
Federal	—	—
State	—	—
Total Deferred	—	—
Income tax provision	$800	$800

A reconciliation of the expected income tax benefit computed using the federal statutory income tax rate of 21% to the Company’s effective income tax rate is as follows:

	For the years ended
	December 31, 2020	December 31, 2019
Income tax benefit based on federal statutory rate	21.00%	21.00%
State income tax benefit, net of federal income tax	7.15%	6.95%
Meals and Entertainment	(0.03%)	(0.02%)
Change in valuation allowance	(28.15%)	(27.96%)
Income tax provision	(0.03%)	(0.03%)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities are presented below:

	As of
	December 31, 2020	December 31, 2019
Deferred tax assets:
Amortization	$—	$2,448
Accrual to cash adjustment	—	199,975
Convertible debt interest	79,752	79,752
Domestic net operating loss carryforwards	2,795,266	1,643,367
Total gross deferred tax assets	2,875,018	1,925,542

Deferred income tax liabilities:
Depreciation and amortization	(78,511)	(14,515)
	2,796,507	1,911,027
Less - valuation allowance on deferred tax assets	(2,796,507)	(1,911,027)
Net deferred taxes assets	$—	$—

Deferred income taxes result from temporary differences between income tax and financial reporting computed at the effective income tax rate. The Company has established a valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets. Management periodically evaluates the recoverability of the deferred tax assets. At such time it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

As of December 31, 2020, and 2019, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $10.6 million and $6.6 million, respectively. Such carryforwards may be used to reduce taxable income, if any, in future year subject to limitations of Section 382 of the Internal Revenue Code for federal income and California tax purposes.

NOTE 10 – RELATED PARTY TRANSACTIONS

Various term notes with total face value of $1,358,500 issued from November 2017 through December 2019 with the Company’s CEO and a shareholder (Commercial Automation), interest of 6%, of which $1,231,500 in principal and $41,318 in related accrued interest were converted to into two convertible notes totaling $762,721 and $510,097. In connection with these notes, the Company issued to the holders warrants to purchase 142,952 shares of the Company’s common stock (see Note 8). In February 2020, the Company increased the total warrants issued as part of a note purchase agreement by 257,069. The warrants mature in five (5) years. The warrant has an exercise price equal $0.51 per share. On February 7, 2020, the full amount of principal and interest were converted into shares of Series A-1 preferred stock and shares of common stock of the Company (see Note 5).

Commercial Automation, the Company’s largest vendor, is also a holder of the Company’s preferred and common shares during the years ended December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, the Company had $1,772,210 and $1,253,408 in transactions and $3,305 and $370,272 in payables with Commercial Automation, respectively. In August 2020, $252,582 in accounts payable owed to Commercial Automation, were converted to a convertible note. The interest rate is 12% per annum and the maturity date is August 31, 2022.

From September 2016 through November 2019, the Company issued various convertible notes to multiple parties including the Company’s CEO, CTO, COO, and other shareholders for a total of $3,207,818 that mature on September 12, 2019 and March 8, 2020. The notes bear interest rates ranging from 6% to 8% and are convertible into shares of the Company’s common stock ranging from at the lesser of 80% of the price paid per share by the investors in the next equity financing and the quotient resulting from dividing $10,000,000 by the number of shares outstanding common stock immediately prior to the closing of the next equity financing assuming the conversion of all convertible instruments into common stock on that day and 100% of the price paid per share by the investors in the next equity financing. On February 7, 2020, the full amount of principal and interest were converted into shares of Series A-1 preferred stock and shares of common stock of the Company (see Note 5).

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved from time to time in claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position.

Concentration of Purchases

Net purchase from suppliers accounting for 10% or more of total purchases are as follows:
During the years ended December 31, 2020 and 2019, 47% and 50% of the overall purchases, of which some payments were capitalized costs, or $1,772,210 and $1,253,408 in transactions were from one supplier whose name was Commercial Automation (CA), respectively. The Company had $3,305 and $370,272 in payables with CA, as of December 31, 2020 and 2019, respectively.

Lease Agreements

The Company leases offices in Gardena, California (located at 153 W Rosecrans Ave, Gardena, California, 90248). The lease expired on April 4, 2016 and now is on a month-to-month basis. The total lease expense for the facility is approximately $3,659 per month, and the total remaining obligations under these leases at December 31, 2020, were zero.

NOTE 12 — UNCERTAINTIES

The Company is closely monitoring the impact of the pandemic of the novel strain of coronavirus COVID-19 (“COVID-19”) on all aspects of its business, including how it will impact its employees, suppliers, vendors and business partners. While the Company did experience some disruption from COVID-19 including disruption of the timing and completion of APKs, the Company is unable to predict the overall impact that COVID-19 will have on the Company’s financial position and operating results due to numerous uncertainties.

NOTE 13 — SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Company’s management reviewed all material events through the date of the financial statement issuance and determined that there were the following material subsequent events to report:

In January 2021 when the Company increased the number of authorized shares of Common Stock options under the 2016 Stock Plan from 812,340 up to 1,416,883 shares in the sole discretion of the board (see Note 8).

In February 2021, the Company completed a Series A-3 Preferred Stock follow on round. The Company received $2,215,822 in proceeds in exchange for 1,093,521 shares of Series A-3 Preferred shares.

In February 2021, the Company increased the number of authorized shares of Preferred Stock from 6,610,000 up to 8,840,000 shares in the sole discretion of the board with a $0.01 par value per share, of which the following were issued and outstanding as of May 31, 2021:

	Shares Authorized	Shares Outstanding	Liquidation Preference
Series A-1 Convertible Preferred (Series A-1 Preferred)	4,200,000	4,164,523	$6,972,244
Series A-2 Convertible Preferred (Series A-2 Preferred)	2,410,000	2,406,081	3,222,464
Series A-3 Convertible Preferred (Series A-3 Preferred)	2,230,000	1,093,521	2,215,802
Total Preferred Stock	8,840,000	7,664,125	$12,410,510

In February 2021, the Company increased the number of authorized shares of common stock from 12,493,000 up to 16,328,000 shares in the sole discretion of the board.

In February 2021, CA elected to convert $133,280 of its principal and interest into a total of 65,774 Series A-3 Preferred Stock.

In February 2021, the Company negotiated with lead lender to allow up to $1,300,000 of loan proceeds total to be used for general use purposes. As additional compensation to the notes, the Company issued to the holders warrants to purchase 1,050,000 shares of the Company’s common stock. The warrants have an exercise price $0.51 per share and a contractual life that mature on ten (10) years.
The Company entered a lease on April 13, 2021 for office space in Palo Alto, California (located at 2100 Geng Road Suite 210, Palo Alto, California, 94303). The lease ends on April 30, 2022. The total lease expense for the facility is approximately $1,209 per month.